Exhibit 99.2

ALEXCO RESOURCE CORP.

NOTICE OF MEETING

AND

INFORMATION CIRCULAR

For

The Annual General Meeting of Shareholders

To be held on

Thursday, June 9, 2016

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares you may contact Alexco Resource Corp’s proxy solicitation agent:
Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

Table of Contents

NOTICE OF MEETING	I
GLOSSARY OF TERMS	1
GENERAL PROXY INFORMATION	2
Appointment of Proxyholder	2
Voting by Proxy	2
Completion and Return of Proxy	2
Notice-and-Access	2
Non-Registered Holders	3
Revocability of Proxy	4
Voting Securities and Principal Holders of Voting Securities	4
PARTICULARS OF MATTERS TO BE VOTED UPON	4
Number of Directors	4
Election of Directors	4
Majority Voting Policy	4
Directors Nominated for Election	5
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	5
Appointment of Auditors	6
Adoption of New Equity Incentive Plan	6
Other Matters	12
COMPENSATION DISCUSSION AND ANALYSIS	12
Objectives of Compensation Program	12
Elements of Executive Compensation	12
Role of Compensation Committee	13
Role of CEO	14
Role of Compensation Consultant	14
Consideration of Risks Associated With Compensation Policies and Practices	14
Policy Regarding Purchase of Financial Instruments to Hedge Equity Based Compensation	14
Determination of Comparator Group	15
Executive Compensation	15
Determination of Executive Compensation for 2015	15
Summary Compensation Table	16
Outstanding Share-Based Awards and Option-Based Awards	17
Incentive Plan Awards – Value Vested or Earned During the Year	17
Pension Plan Benefits	18
Employment Contracts with Named Executive Officers	18
Termination and Change of Control Benefits	18
Performance Graph	19
Director Compensation	20
Determination of Director Compensation for 2015 and 2016	20
Outstanding Share-Based Awards and Option-Based Awards	21
Incentive Plan Awards – Value Vested or Earned During the Year	21
Securities Authorized For Issuance Under Equity Compensation Plans	21
Existing Equity Incentive Plans	22
2014 Stock Option Plan	22
2014 RSU Plan	23
CORPORATE GOVERNANCE PRACTICES	24
Independence of the Board	25
Board Mandate	25
Board Chair	25
Position Descriptions	25
Board Committees	25
Attendance at Board and Committee Meetings	26
Assessments	26
Orientation and Continuing Education	26
Ethical Business Conduct	27
Nomination of Directors	27
Director Share Ownership Requirements	27
Compensation	27
Director Term Limits and Other Mechanisms of Board Renewal	27
Policies Regarding the Representation of Women on the Board	27
Consideration of the Representation of Women in the Director Identification and Selection Process	28
Consideration Given to the Representation of Women in Executive Officer Appointments	28
Targets Regarding the Representation of Women on the Board and in Executive Officer Positions	28

Number of Women on the Board and in Executive Officer Positions	28
Participation of Directors in Other Reporting Issuers	29
Interlocking Directorships	29
Audit Committee Information	29
OTHER INFORMATION	30
Indebtedness to Corporation of Directors and Officers	30
Management Contracts	30
Interest of Certain Persons or Companies in Matters To Be Acted Upon	30
Interest of Informed Persons in Material Transactions	30
Additional Information	30
SCHEDULE “A” ALEXCO RESOURCE CORP. EQUITY INCENTIVE PLAN	31
SCHEDULE “B” MANDATE OF THE BOARD OF DIRECTORS	45
SCHEDULE “C” COMPENSATION COMMITTEE CHARTER	49

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ALEXCO RESOURCE CORP.
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, British Columbia, V7X 1M9
Telephone: (604) 633-4888
Facsimile: (604) 633-4887

NOTICE OF MEETING

TO:	The Shareholders of Alexco Resource Corp.

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the “Meeting”) of the holders of common shares (“Shares”) of Alexco Resource Corp. (the “Corporation” or “Company”) will be held at the Suite 1165, Two Bentall Centre, 555 Burrard Street, Vancouver, British Columbia, on Thursday, June 9, 2016, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1.	To receive and consider the report of the directors and the consolidated financial statements together with the auditors’ report thereon for the year ended December 31, 2015;

2.	To fix the number of directors at five;

3.	To elect directors for the ensuing year;

4.	To appoint the auditors for the ensuing year

5.

To approve an ordinary resolution, the full text of which is set forth in the accompanying information circular approving and ratifying the adoption of a new equity incentive plan to replace the existing Stock Option Plan and RSU Plan of the Corporation. The new equity incentive plan (the “New Plan”) is a “rolling plan”, pursuant to which the aggregate number of common shares to be issued shall not exceed 10% of the Corporation’s issued and outstanding common shares from time to time; and provides for the issuance of restricted share units; and

6.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice is a form of proxy and a financial statement and MD&A request form. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only holders of Shares of record at the close of business on April 22, 2016 will be entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

The Corporation has elected to use the notice & access provisions (the “notice-and-access provisions”) under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations for the Meeting. Notice-and-access provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing the Corporation to post the information circular and any additional Meeting materials online. Shareholders will still receive this Notice of Meeting and a form of proxy (or voting instruction form if applicable) and may choose to receive a paper copy of the information circular. The Corporation will not use procedures known as “stratification” in relation to its use of the notice-and-access provisions in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant information circular to some, but not all, shareholders with the notice package in relation to the relevant meeting.

The Meeting materials, including this Notice of Meeting, are available on the Corporation’s website at www.alexcoresource.com/s/agm.asp and will remain on the website for at least one full year from the date of this Notice of Meeting. The Meeting materials are also available under the Corporation's profile on SEDAR at www.sedar.com.

Any shareholder who wishes to receive a printed paper copy of the information circular prior to the date of the Meeting may request a copy from the Corporation by calling toll-free in North America at 1-855-777-8811, or request by e-mail at info@alexcoresource.com. The Corporation will send paper copies of the information circular to requesting shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting. To obtain a paper copy of the information circular after the date of the Meeting, please contact the Corporation's Chief Financial Officer at (604) 433-4888. The Corporation will send paper copies of the information circular to requesting shareholders at no cost to them

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within ten calendar days of their request, if such requests are made after the date of the Meeting. A shareholder may also contact the Corporation at the contact number or address and within the time frames noted above to request and receive a copy of the Corporation's financial statements and MD&A.

To obtain additional information about the notice-and-access provisions, a shareholder may contact the Corporation’s transfer agent, Computershare Investor Services Inc., at the following toll-free number: 1-866-964-0492.

DATED as of the 29th day of April, 2016.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, President and Chief Executive Officer

If you have any questions or need assistance with voting your proxy, please contact Laurel Hill, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurenhill.com.

ALEXCO RESOURCE CORP.
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, British Columbia, V7X 1M9
Telephone: (604) 633-4888
Facsimile: (604) 633-4887

INFORMATION CIRCULAR

(As at April 29, 2016, except as indicated)

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the following respective meanings when used in this Circular.

“Board” means the board of directors of the Corporation.

“business day” means a day that is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia.

“Circular” means, collectively, the Notice of Meeting and this information circular sent to Shareholders in connection with the Meeting.

“Committee” means a standing committee of the Board.

“Comparator Group” means the group of comparable peers as defined and set out under the heading "Compensation Discussion and Analysis – Determination of Comparator Group".

“Corporation” or “Company” means Alexco Resource Corp., a company organized under the laws of British Columbia.

“Meeting” means the annual general meeting of Shareholders to be held on June 9, 2016, and any adjournment(s) thereof.

“MKT” means the NYSE MKT Equities Exchange.

“New Plan” means the new equity incentive plan as described under "Particulars of Matters to be Voted Upon – Adoption of New Equity Incentive Plan".

“New Plan Resolution” has the meaning ascribed thereto under "Particulars of Matters to be Voted Upon – Adoption of New Equity Incentive Plan".

“NI 52-110” means National Instrument 52-110 Audit Committees.

“Notice of Meeting” means the notice of meeting forming part of this Circular to be mailed to Shareholders in connection with the Meeting.

“RSU” means a restricted share unit.

“Share” means a common share in the capital of the Corporation.

“Shareholder” means a holder of Shares.

“TSX” means the Toronto Stock Exchange.

GENERAL PROXY INFORMATION

This Circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Meeting to be held on June 9, 2016 and at any adjournments thereof. Unless the context otherwise requires, references to the Corporation include the Corporation and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by the directors, officers and employees. The cost of solicitation will be borne by the Corporation.

The Company will also be using the services of Laurel Hill to solicit proxies. If you have questions, you may contact the proxy solicitation agent, Laurel Hill, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com. The cost of solicitation will be borne by the Company. The Company expects to pay fees of approximately $25,000 to Laurel Hill for its proxy solicitation service in addition to certain out-of-pockets expenses.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Corporation (the “Management Proxyholders”).

A Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

Voting by Proxy

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If no choice is specified and one of the Management Proxyholders is appointed by a Shareholder as proxyholder, such person will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chair of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Notice-and-Access

In February 2013, the Canadian Securities Administrators implemented regulatory amendments to securities laws, including National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to deliver proxy-related materials to their shareholders using the “notice-and-access” mechanism (as defined under NI 54-101, and sometimes referred to herein as the “notice-and-access provisions”) by posting such materials both on SEDAR and a non-SEDAR website, rather than delivering the materials by mail. The use of notice-and-access reduces paper waste and mailing costs to the Corporation. In order for the Corporation to employ notice-and-access, the Corporation must send a notice to Shareholders indicating that the proxy-related materials have been posted electronically and explaining how a Shareholder can access them or obtain from the Corporation a paper copy of those materials. Certain of the required elements of such notice have been built into the accompanying Notice of Meeting.

The Corporation is sending this Circular to Shareholders using notice-and-access as permitted by NI 54-101 and NI 51-102. The Meeting materials, including this Circular, are available on the Corporation’s website at www.alexcoresource.com/s/agm.asp and will remain on the website for at least one full year from the date that the Meeting materials are posted on SEDAR. The Meeting materials are also available under the Corporation’s profile on SEDAR at www.sedar.com.

The Corporation will not use procedures known as “stratification” in relation to its use of the notice-and-access provisions in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant information circular to some, but not all, shareholders with the notice package in relation to the relevant meeting. In relation to the Meeting, registered Shareholders will receive a paper copy of each of the Notice of the Meeting and a form of proxy, whereas non-registered Shareholders (see “Non-Registered Holders” below) will receive a paper copy of the Notice of the Meeting and a voting instruction form.

Any Shareholder who wishes to receive a printed paper copy of the Circular prior to the date of the Meeting may request a copy from the Corporation by calling toll-free in North America at 1-855-777-8811, or request by email at info@alexcoresource.com. The Corporation will send paper copies of the Circular to requesting Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting. To obtain a paper copy of the Circular after the date of the Meeting, please contact the Chief Financial Officer at (604) 433-4888. The Corporation will send paper copies of the Circular to requesting shareholders at no cost to them within ten calendar days of their request, if such requests are made after the date of the Meeting. To obtain additional information about the notice-and-access provisions, a Shareholder may contact the Corporation’s transfer agent, Computershare Investor Services Inc., at the following toll-free number: 1-866-964-0492.

Non-Registered Holders

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Notice of Meeting, this Circular, the proxy and other materials (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada.

Broadridge typically mails a scannable voting instruction form (" VIF") instead of the form of proxy. Non-Registered Holders are asked to complete the VIF and return it to Broadridge by mail or facsimile. Alternatively, Non-Registered Holders may call a toll-free number or go online to www.proxyvote.com to vote. The Company may utilize the Broadridge QuickVoteTM service to assist Shareholders with voting their shares. Certain Non-Registered Holders who have not objected to the Company knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the phone.

The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Non-Registered Holder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF.

Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

There are two kinds of “non-registered” or “beneficial” holders - those who have provided instructions to their Intermediary that they object to the Intermediary disclosing ownership information under NI 54-101 (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the Intermediary disclosing ownership information under NI 54-101 (called “NOBOs” for Non-Objecting Beneficial Owners).

The Corporation is not sending the Meeting Materials directly to NOBOs in connection with the Meeting, but rather has distributed copies of the Meeting Materials to the Intermediaries for distribution to NOBOs.

The Corporation intends to pay for an Intermediary to deliver the proxy-related materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary to OBOs.

Revocability of Proxy

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the Shareholder or by attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting.

Non-Registered Holders who wish to change their vote must in sufficient time in advance of the meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke the proxy on their behalf.

Voting Securities and Principal Holders of Voting Securities

The Corporation is authorized to issue an unlimited number of common shares without par value. As at April 22, 2016, the record date for the Meeting, 77,417,690 Shares were issued and outstanding. Holders of record of Shares at the close of business on April 22, 2016 are entitled to receive notice of and to vote at the Meeting. The holders of Shares are entitled to one vote for each Share held.

To the knowledge of the directors and executive officers of the Corporation, as at the record date, April 22, 2016, no persons or companies beneficially own, control or direct, directly or indirectly, Shares carrying ten percent (10%) or more of the voting rights attached to all outstanding Shares of the Corporation.

PARTICULARS OF MATTERS TO BE VOTED UPON

Number of Directors

Shareholder approval will be sought to fix the number of directors at five, and unless instructed otherwise the Management Proxyholders named in the form of proxy accompanying this Circular intend to vote in favour of this proposal.

Election of Directors

Majority Voting Policy

The Board has adopted a policy which requires, in an uncontested election of directors, that any nominee in respect of whom a greater number of votes “withheld” than votes "for" are validly cast will promptly submit his or her offer of resignation for the consideration of the Corporation's Nominating & Corporate Governance Committee (“N&CG Committee”). The N&CG Committee will make a recommendation to the Board after reviewing the matter as to whether to accept or reject the resignation. In considering the resignation offer, the N&CG Committee and the Board will consider all factors they deem relevant, and the Board's decision as to accept or reject the resignation offer will be disclosed to the public. A director who offers his or her resignation pursuant to this policy will not participate in any meeting of the Board or the N&CG Committee at which the resignation offer is considered. This policy does not apply in circumstances involving contested director elections.

Directors Nominated for Election

The Board proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name and Jurisdiction of Residence(5)	Positions Held Within the Corporation	Principal Occupation(5)	Previous Service as a Director	Number of Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly(6)
Clynton R. Nauman Washington, USA	President, Chief Executive Officer and Director(3)	President and Chief Executive Officer of the Corporation, since December 2004.	Since December 3, 2004	3,847,336 Shares(7) 1,440,000 Shares under option 83,333 RSUs
Michael D. Winn California, USA	Chairman and Director(1)(2)(4)	President of Seabord Capital Corp.,
providing investment analysis and financial
services to companies in the oil & gas,
mining and energy sectors, since January
2013; President of Terrasearch Inc., a
consulting company providing analysis on
mining and energy companies, from 1997
		through 2012.	Since January 11, 2005	58,334 Shares 75,000 Shares under option 66,666 RSUs
Terry Krepiakevich British Columbia, Canada	Director(1)(2)(4)	Member of the Board of Directors of several publicly-listed and private companies since July 2011; Chief Financial Officer of SouthGobi Resources Ltd., a mining company, from June 2006 to July 2011.	Since July 22, 2009	56,045 Shares 75,000 Shares under option 66,666 RSUs
Rick Van Nieuwenhuyse British Columbia, Canada	Director(2)(3)	President and Chief Executive Officer of
NovaCopper Inc., a mineral exploration and
development company, since November
2011; President and Chief Executive Officer
of NovaGold Resources Inc., a mineral
exploration and development company,
		from May 1999 to November 2011.	Since January 11, 2005	68,412 Shares 75,000 Shares under option 66,666 RSUs
Richard N. Zimmer British Columbia, Canada	Director(1)(3)(4)	Member of the Board of Directors of several
publicly-listed and private companies since
June 2011; President and Chief Executive
Officer of Far West Mining Ltd., a mining
		company, from 2008 to June 2011.	Since May 2, 2012	73,189 Shares Nil Shares under option 66,666 RSUs

(1)	Member of the Audit Committee.
(2)	Member of the Nominating & Corporate Governance Committee.
(3)	Member of the Environmental, Health, Safety & Technical Committee.
(4)	Member of the Compensation Committee.
(5)	The information as to the jurisdiction of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective individuals.
(6)

The information as to Shares beneficially owned, controlled or directed, directly or indirectly, as at April 22, 2016, not being within the knowledge of the Corporation, has been furnished by the respective individuals.

(7)	Includes 1,940,299 shares owned by ALM Investments ULC (formerly Asset Liability Management Group ULC), which company is controlled by Clynton Nauman.

The Corporation does not have an Executive Committee of its Board. The standing committees of the Corporation are the Audit; Nominating & Corporate Governance; Compensation; and Environmental, Health, Safety & Technical committees.

Unless instructed otherwise, the Management Proxyholders named in the form of proxy accompanying this Circular intend to vote for the election of the foregoing individuals as directors to hold office until the close of the next following annual general meeting of the Shareholders or until their successors are elected.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, no proposed director:

(a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company (including the Corporation) that:

(i)

was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia are the auditors for the Corporation. Unless instructed otherwise, the management proxyholders named in the form of proxy accompanying this Circular intend to vote for the re-appointment of PricewaterhouseCoopers LLP as the auditors to hold office for the ensuing year at remuneration and on terms of engagement to be fixed by the directors.

PricewaterhouseCoopers LLP were first appointed as the Corporation's auditors in 2005.

Adoption of New Equity Incentive Plan

On June 10, 2014, the Shareholders of the Corporation approved a rolling stock option plan (the “2014 Stock Option Plan”) whereby the maximum number of Shares issuable pursuant to the 2014 Stock Option Plan and any other security based compensation program (including the 2014 RSU Plan as defined below) may not exceed 10% of outstanding Shares; and a fixed restricted share unit plan (the “2014 RSU Plan”) whereby the aggregate number of Shares that may be issued from treasury under the 2014 RSU Plan may not exceed 650,000. See “Compensation Discussion and Analysis – Existing Equity Incentive Plans”.

Under the policies of the TSX, all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed maximum amount of securities issuable must be approved and ratified by the Company's shareholders every three years. Since the 2014 Stock Option Plan was approved by shareholders in 2014, shareholder approval and ratification of said plan would not be required until 2017 (the “Plan Ratification”).

In lieu of seeking shareholder approval of the Plan Ratification in 2017, the Corporation is seeking authorization from its shareholders at the Meeting to adopt a new Equity Incentive Plan (the “New Plan”) to replace the 2014 Stock Option Plan and 2014 RSU Plan (collectively, the “Existing Incentive Plans”). As a result, the Existing Incentive Plans will be terminated as of the date of the Meeting regardless of whether or not the New Plan is approved by shareholders at the Meeting and no further awards may be granted under the Existing Incentive Plans. Notwithstanding such termination, any outstanding stock options and RSUs granted under the Existing Incentive Plans shall remain outstanding and subject to the terms and conditions of the Existing Incentive Plans until such outstanding stock options and RSUs expire, are exercised or are otherwise terminated in accordance with the terms thereof.

Purpose

The purpose of the New Plan is to secure for the Corporation and its shareholders the benefits inherent in share ownership by employees, officers and directors of the Corporation and its affiliates who, in the judgment of the Board, will be largely responsible for the Corporation's future growth and success. The Board is of the view that the New Plan is in the best interests of the Corporation and recommends that shareholders vote in favour of the New Plan Resolution. In making this recommendation, the Board took into account a number of considerations including:

(a)	the 26% reduction in director fees implemented effective January 1, 2016 (see "Compensation Discussion and Analysis – Director Compensation");

(b)	the continued salary freeze for the 3rd consecutive year with only one minor exception (see "Compensation Discussion and Analysis – Role of Compensation Consultant");

(c)	the need to retain, motivate and inspire both current and potential employees, officers and directors;

(d)	the objective of having a competitive compensation program while also preserving cash; and

(e)	the comparative value of the Corporation's non-executive director fees in relation to the Comparator Group, as illustrated below:

(1)	Based on the management information circular of each company in the Comparator Group for the annual general meetings of such companies for the year ended December 31, 2014

The following is a summary of the material terms of the New Plan and is qualified in its entirety by reference to the specific terms of the New Plan, a copy of which is included in Schedule “A” to this Management Proxy Circular.

The New Plan provides for the grant to eligible directors and employees (including officers) of incentive stock options exercisable to purchase Shares (“Options”) and RSUs that convert automatically into common shares.

Summary of New Plan

Overview

The New Plan:

(a)

is a “rolling” plan, pursuant to which the aggregate number of Shares to be issued under the New Plan, together with any other securities-based compensation arrangements of the Corporation, shall not exceed 10% of the Corporation’s issued and outstanding Shares from time to time;

(b)	provides for the awards of Options and RSUs (collectively the “Awards”); and

(c)	includes certain provisions as described below under “Summary of the New Plan”.

The New Plan provides that all stock options granted after the date the New Plan is approved by shareholders at the Meeting will be governed by the New Plan. Options and RSUs granted prior to that date will continue to be governed by the Existing Incentive Plans, although the board of directors may, in their discretion from time to time and subject to requirements of the TSX, seek to vary restrictions applicable to options and RSUs granted under the Existing Incentive Plans such that the rights of holders of those options and RSUs conform to the rights applicable to options and RSUs granted under the New Plan.

The TSX has conditionally accepted the New Plan, subject to approval by the shareholders at the Meeting.

The resolution to approve the adoption of the New Plan (the “New Plan Resolution”) is at page 11 hereto and the New Plan is attached as Schedule “A” to this Management Proxy Circular.

Stock Options

Option Grants

The New Plan authorizes the Board, on the recommendation of the Compensation Committee, to grant Options. The number of Shares, the exercise price per Share, the vesting period and any other terms and conditions of options granted pursuant to the New Plan, from time to time are determined by the Board, on the recommendation of the Compensation Committee, at the time of the grant, subject to the defined parameters of the New Plan. The date of grant of an Option shall be the date that the grant was approved by the Board.

Exercise Price

The exercise price of any Option cannot be less than the volume weighted average price of the Shares on the TSX for the five days on which Shares were traded immediately preceding the date of grant (the “Fair Market Value”).

Exercise Period, Blackout Periods and Vesting

Options are exercisable for a period of five years from the date the option is granted or such greater or lesser period as determined by the Board, which period may not exceed ten years. Options may be earlier terminated in the event of death or termination of employment or appointment. Vesting of Options is determined by the Board. Unless otherwise determined by the Board, options automatically become exercisable incrementally over a period of eighteen months from the date of grant, as to: (i) 25% of the total number of Shares under Option immediately upon the date of grant; and (ii) at each six-month interval thereafter, an additional 25% of the total number of Shares under Option such that after the 18th month of the option period, 100% of the Option will be exercisable.

The maximum grant-date fair value (equal to the accounting fair value determined in respect of option granting for the Corporation’s annual financial reporting purposes) of stock options granted to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $100,000.

The right to exercise an Option may be accelerated in the event a takeover bid in respect of the Shares is made.

Pursuant to the New Plan, when the expiry date of an Option occurs during, or within ten (10) days following, a “blackout period”, the expiry date of such option is deemed to be the date that is ten (10) days following the expiry of such blackout period. Blackout periods are imposed by the Corporation to restrict trading of the Corporation’s securities by directors, officers, employees and certain others who hold Options, in accordance with the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy and similar policies in effect from time to time, in circumstances where material non-public information exists, including where financial statements are being prepared but results have not yet been publicly disclosed.

Cashless Exercise Rights

Cashless exercise rights may also be granted under the New Plan, at the discretion of the Board on the recommendation of the Compensation Committee, to an optionee in conjunction with, or at any time following the grant of, an Option. Cashless exercise rights under the New Plan effectively allow an optionee to exercise an Option on a “cashless” basis by electing to relinquish, in whole or in part, the right to exercise such Option and receive, in lieu thereof, a number of fully paid Shares. The number of Shares issuable on the cashless exercise right is equal to the quotient obtained by dividing the difference between the aggregate Fair Market Value and the aggregate option price of all Shares subject to such option by the Fair Market Value of one (1) Share.

Termination or Death

If an optionee dies while employed by the Corporation, any Option held by him or her will be exercisable for a period of 12 months or prior to the expiration of the Options (whichever is sooner) by the person to whom the rights of the optionee shall pass by will or applicable laws of descent and distribution. Similarly, an incentive stock option held by a US Participant who incurs a permanent disability (as defined by the Code) will be exercisable for a period of 12 months or until the expiration of the Option (whichever is sooner). If an optionee is terminated for cause, no Option will be exercisable following the date of termination unless the Board determines otherwise. If an optionee ceases to be employed or engaged by the Corporation for any reason other than for cause, then the Options will be exercisable for a period no more than 3 months or prior to the expiration of the Options (whichever is sooner).

Incentive Stock Options

Options granted to employees who are United States citizens or residents may be granted as “incentive stock options” or “nonqualified stock options”, as specified by the Corporation in the award agreement. Incentive stock options (“ISOs”) generally do not require payroll or income tax withholding upon exercise and their taxation depends on whether the optionee has met two separate holding periods prior to disposition of the Shares: at least two years from the date of grant and at least one year from the date of exercise. If both holding periods are met, the disposition of Shares will result in the proceeds being taxed at long-term capital gains rates. Options may only be granted as ISOs to the extent that the aggregate Fair Market Value of the Shares as of the date of grant underlying all ISOs that are exercisable for the first time during any calendar year (under the New Plan and all other plans for the Corporation and any parent or subsidiary) does not exceed US$100,000.

ISOs may not be granted with an exercise price less than 100% of the Fair Market Value of a Share on the date of grant. In addition, any ISO granted to an optionee who is a 10% shareholder may not have an exercise price less than 110% of the Fair Market Value of a Share on the date of grant. All ISOs will terminate no later than ten years after the date of grant (or no later than five years after the date of grant if the optionee is a 10% shareholder). No ISO may be granted after the earlier of the date the New Plan is adopted by the Board or the date the New Plan is approved by the shareholders of the Corporation.

RSUs

RSU Grants

The New Plan authorizes the Board to grant RSUs, in its sole and absolute discretion, to any eligible employee or director. Each RSU provides the recipient with the right to receive one Share as a discretionary payment in consideration of past services or as an incentive for future services, subject to the terms of the New Plan and with such additional provisions and restrictions as the Board may determine. Each RSU grant shall be evidenced by a restricted share unit agreement (a “Restricted Share Unit Agreement”) which shall be subject to the terms of the New Plan and any other terms and conditions which the Board, on recommendation of the Compensation Committee, deem appropriate.

Vesting of RSUs

Concurrent with the granting of the RSU, the Board shall determine, on recommendation from the Compensation Committee, the period of time during which the RSU is not vested and the holder of such RSU remains ineligible to receive Shares. Unless otherwise determined by the Board, RSUs will vest as to 33 1/3% immediately and then as to 33 1/3% on the first and second anniversary dates of the grant date, provided that all RSUs granted under a particular award shall vest on or before December 31st of the calendar year which is 2 years following the calendar year in which the service was performed in respect of which the particular award was made. Upon vesting of RSUs, such RSUs will be automatically settled through the issuance of an equivalent number of underlying Shares as RSUs held. Participants who are resident in Canada for the purposes of the Income Tax Act (Canada) may elect to defer some or all of any part of the Share grant until one or more later dates.

The maximum aggregate grant date fair value (equal to the accounting fair value so determined) of awards under the Plan, together with the Corporation’s other security based compensation arrangement, as applicable, to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $150,000.

In the event that a participant retires or is terminated during the vesting period, any RSU held by the participant shall be terminated immediately provided however that the Board shall have the absolute discretion to accelerate the vesting date. In the event of death or total disability, the vesting period shall accelerate and the Shares underlying the RSUs shall be issued.

Payment of Dividends

Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Corporation on the Shares, a participant may be credited with additional RSUs. The number of such additional RSUs, if any, will be calculated by dividing the total amount of the dividends that would have been paid to the participant if the RSUs (including RSUs whose restricted period has expired but the Shares have not been issued due to a deferred payment date, in accordance with the New Plan) in the participant’s account on the dividend record date had been outstanding Shares (and the participant held no other Shares) by the Fair Market Value of the Shares on the date on which such dividends were paid.

Provisions applicable to all grant of Awards

Participation Limits

The aggregate number of Shares that may be issued and issuable under the New Plan together with any other securities-based compensation arrangements of the Corporation, as applicable,

(a)	to insiders shall not exceed 10% of the Corporation 's outstanding issue from time to time;

(b)	to insiders within any one-year period shall not exceed 10% of the Corporation 's outstanding issue from time to time; and

(c)	to any one insider and his or her associates within any one-year period shall not exceed 5% of the Corporation 's outstanding issue from time to time.

In no event will the number of Shares that may be issued to any individual under the New Plan (when combined with all of the Corporation’s other security based compensation arrangements, as applicable) exceed 5% of the Company's outstanding issue from time to time.

The maximum aggregate annual grant fair value (equal to the accounting fair value so determined) of awards under the New Plan, together with the Corporation’s other security based compensation arrangement, as applicable, to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $150,000.

Transferability

Pursuant to the New Plan, any Awards granted to a participant shall not be transferable except by will or by the laws of descent and distribution. During the lifetime of a participant, Awards may only be exercised by the Participant.

Amendments to the New Plan

The Board may amend, suspend or terminate the New Plan or any Award granted under the New Plan without shareholder approval, including, without limiting the generality of the foregoing: (i) changes of a clerical or grammatical nature; (ii) changes regarding the persons eligible to participate in the New Plan; (iii) changes to the cashless exercise right provisions; and (iv) any other non-material administrative matter relating to the New Plan and the Awards granted thereunder, provided however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Corporation’s shares are listed;

(b)

no amendment to the New Plan or to an Award granted thereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;

(c)

the expiry date of an Option shall not be more than ten (10) years from the date of grant of such Option, provided, however, that at any time the expiry date should be determined to occur either during a blackout period or within ten business days following the expiry of a blackout period, the expiry date of such Option shall be deemed to be the date that is the tenth business day following the expiry of the blackout period;

(d)	the Board of Directors shall obtain shareholder approval of:

(i)	any amendment to the aggregate number of Shares issuable under the New Plan;

(ii)	any amendment to the limitations on Shares that may be reserved for issuance, or issued, to insiders;

(iii)

any amendment that would reduce the exercise price of an outstanding Option other than pursuant to a declaration of stock dividends of shares or consolidations, subdivisions or reclassification of shares, or otherwise, the number of Shares available under the New Plan;

(iv)	any amendment that would extend the expiry date of any Option granted under the New Plan except in the event that such option expires during or within ten (10) business days following the expiry of a blackout period;

(v)

any amendment to eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non- employee director participation;

(vi)	any amendment which would permit options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes; and

(vii)	any amendment to the plan amendment provisions.

If the New Plan is terminated, the provisions of the New Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award pursuant thereto remain outstanding.

Share Issuance Limits

The aggregate number of Shares that may be subject to issuance under the New Plan, together with any other securities-based compensation arrangements of the Corporation, shall not exceed 10% of the Company’s issued and outstanding share capital from time to time. No more than 7,740,000 Shares may be granted pursuant to incentive stock options under the New Plan.

Options and RSUs Issued under the Existing Incentive Plans

The Existing Incentive Plans continue to govern any options and RSUs that were granted prior to the effective date of the New Plan by the Corporation.

No option or RSU granted under the Existing Incentive Plans or any right thereunder or in respect thereof is transferable or assignable otherwise than by will or pursuant to the laws of succession.

Subject to the specific terms and conditions of the Existing Incentive Plans and the rules of the TSX, the Board determined the date of grant, the number of Shares under option, the exercise price per Share, the vesting period (if any), the exercise period and the number of RSUs granted. When options were granted, their exercise price was not permitted to be less than the Fair Market Value.

The Board may amend the Existing Incentive Plans, subject to approval of the TSX and shareholder approval, as required by the rules and policies of the TSX.

Unless earlier terminated upon an optionee’s death or termination of employment or appointment, options issued under the 2014 Stock Option Plan are exercisable within a period of not more than 30 days after ceasing or, if the Optionee dies, within one year from the date of the Optionee’s death. Subject to the provisions of the Existing Incentive Plans, the Board may, in its discretion, accelerate the vesting of any unvested options.

As of April 29, 2016, there were 5,887,830 options and 490,906 RSUs (representing 7.61% and 0.63%, respectively, of the Corporation’s issued and outstanding share capital as at the date of this Circular) outstanding under the Existing Incentive Plans.

There are no entitlements to Shares under the Existing Incentive Plans which are subject to ratification by shareholders.

Recommendation

The New Plan, together with any other security based compensation arrangements of the Corporation, currently provides that the aggregate number of Shares that may be issued or reserved for issuance may not exceed 10% of the Corporation’s issued and outstanding from time to time. As of April 29, 2016, there is a balance of 1,363,033 Shares available for future grants under the New Plan (representing 1.76% of the Corporation’s issued and outstanding share capital as at the date of this Circular).

For the reasons described above under the heading "Particulars of Matters to be Voted Upon – Adoption of New Equity Incentive Plan – Purpose", the Board recommends that shareholders vote in favour of the New Plan Resolution. Incentive stock options are a valuable mechanism for incentivizing the Corporation’s existing employees, attracting new employees and aligning their interests with those of shareholders. RSUs allow the Corporation to accommodate different levels of management and directors while maintaining the alignment of interest inherent in an equity stake in the Corporation.

To provide the Corporation with the increased flexibility to grant equity incentives, the New Plan also shifts the maximum number of Shares issuable thereunder from a rolling 9% Stock Option Plan and a fixed 650,000 RSU Plan to a 10% rolling plan whereby the maximum number of Shares issuable is tied to the Corporation’s total issued and outstanding. The formal adoption of the New Plan is subject to shareholder approval at the Meeting.

New Plan Resolution

At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation, approving the adoption of the New Plan. A copy of the New Plan in its entirety is attached hereto as Schedule “A” and forms part of this information circular.

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

the Equity Incentive Plan of the Corporation (the “New Plan”) as described in, and attached as Schedule “A” to, the Management Information Circular of the Company dated April 29, 2016 which: a) is a “rolling” plan, pursuant to which the aggregate number of Common Shares to be issued under the New Plan shall not exceed 10% of the Corporation’s issued and outstanding Common Shares from time to time; b) provides for the awards of restricted share units; c) replaces the Company’s 2014 Stock Option Plan for any new grants of options in the future as described in the circular be and is hereby approved; d) replaces the Company’s 2014 RSU Plan for any new grants of RSUs in the future as described in the circular be and is hereby approved; and e) approves all unallocated entitlements under the New Plan and provides the Corporation with the ability to grant awards under the New Plan until June 9, 2019; and

2.

any director or officer of the Corporation is hereby authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.”

In order to be passed, the New Plan Resolution requires the affirmative vote of a majority of the votes cast at the Meeting.

Other Matters

Management is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, unless instructed otherwise it is the intention of the Management Proxyholders named in the form of proxy accompanying this Circular to vote the Shares represented thereby in accordance with their best judgment on such matter.

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis describes and explains the significant elements of the Corporation’s compensation program, with particular emphasis on the process for determining compensation payable to the CEO, CFO, and the three other most highly compensated executive officers whose total compensation for the most recent financial year is at least $150,000 (collectively, the “Named Executive Officers”). For the 2015 financial year, in addition to the CEO, CFO and former CFO, only the Chief Operating Officer (“COO”) and Vice President, Exploration qualified as Named Executive Officers.

Objectives of Compensation Program

The objectives of the Corporation’s compensation program are to attract, hire, retain and inspire highly qualified executive officers and directors who will drive the success of the Corporation, while at the same time promote a greater alignment of interests between such executive officers and directors and the Corporation’s shareholders. The Corporation’s compensation program is designed to recruit and retain key individuals and reward individual and company performance with compensation that has long-term growth potential, while recognizing that the executives work as a team to achieve corporate results.

Elements of Executive Compensation

Executive compensation is comprised of three main elements: base salary, annual bonus incentive and equity-based incentive awards.

1.

Base Salary – The primary element of the Corporation’s compensation program is base salary. The Corporation considers a competitive base salary to be a necessary element for attracting and retaining qualified executive officers. The amount payable to an executive officer as base salary is determined primarily by the number of years’ experience, personal performance, and by comparisons to the base salaries and total compensation paid to executives of comparable publicly-traded companies within the Canadian mining sector. For benchmarking purposes, the Corporation targets a range for executive officer base salaries at each positional level which is +/-20% of a midpoint that is developed between the median (P50) and top quartile (P75) of the Comparator Group.

2.

Annual Bonus – Annual performance based cash incentives are a variable compensation element intended to encourage and recognize strong levels of performance by linking compensation to achievement of corporate and individual goals and objectives. Annual bonuses awards are determined at the discretion of the Compensation Committee on a fully qualitative basis by reference to the success of the Corporation and each executive officer’s contribution in the year preceding. In making such determinations, reference is made to a number of key performance indicators, generally relative to budget expectations and achievement of corporate objectives. Specific goals are not established for bonus determination purposes, but general performance objectives are set by the CEO early in the year which are agreed upon by the Compensation Committee and ratified by the Board. Performance relative to those objectives is qualitatively assessed in the context of circumstances and challenges arising through the year. The key performance indicators referenced include company-wide safety performance; exploration success resulting in expansion of silver resource base at Keno Hill, optimization of future all-in sustaining costs; conservation of cash; preservation of balance sheet strength; financial performance relative to budget and in absolute terms; and share price performance.

3.

Equity-Based Incentive Awards – Equity-based incentive awards take the form of incentive stock options granted under the Corporation’s stock option plan and RSU plan (see “Existing Equity Compensation Plans – 2014 Stock Option Plan” and “Existing Equity Compensation Plans – 2014 RSU Plan” below). The award of incentive stock options and RSUs is intended to give each holder an interest in preserving and maximizing shareholder value in the longer term, to align the interests of executive officers with those of Shareholders, and to enable the Corporation to attract and retain individuals with experience and ability. Such equity-based incentive awards are considered when reviewing executive officer compensation packages as a whole. Incentive stock options generally have a five-year term for option grants commencing in 2012 (generally seven-year terms for option grants prior to 2012), are subject to vesting provisions ranging from one to two years, and carry an exercise price equal to the fair value of the common shares as at the date of grant. RSU awards generally vest over three years (one third on each anniversary of the award), and can be settled by a cash payment, issuance of Shares from treasury, Share purchase through the open market or a combination of the foregoing. The periodic award of stock options and RSUs is determined by the Board based on the recommendations of the Compensation Committee, is discretionary and takes into account previously granted equity-based incentive awards as well as typical market practices of the Comparator Group of companies.

Additionally, the Corporation had a tax equalization policy under which employees who are not resident in Canada for tax purposes received an additional gross-up amount for the difference between the tax paid by the employee in Canada on their compensation and the tax that would have been paid were it earned in the employee’s home jurisdiction at the highest applicable marginal rate, where such tax would be lower. The Corporation generally seeks to hire employees who are resident in Canada. However, for positions requiring technical specialization or significant senior management experience, it is sometimes necessary for the Corporation to recruit from outside of Canada. This tax equalization program was terminated, effective December 31, 2015.

Role of Compensation Committee

The Compensation Committee, under the supervision of the Board, has overall responsibility for recommending to the Board levels of compensation for the Corporation’s executive officers as well as certain key employees and non-executive officers, and for recommending compensation for directors, including the granting of equity-based incentive awards. The Compensation Committee is charged with determining such recommendations so as to achieve the objectives of the Corporation’s compensation program. The full responsibilities, powers and operating procedures of the Compensation Committee are outlined in its charter, a copy of which is attached as Schedule “C” hereto.

Each fall, the Compensation Committee initiates the annual compensation determination process, including considering the retention of a compensation consultant, establishing guidance in formulating the current year’s recommendations and determining the current year’s Comparator Group, all to the extent considered appropriate. Over the remainder of the year, the Compensation Committee receives and reviews the advice of the compensation consultant, if retained, and the recommendations of the CEO regarding compensation determinations. Early in the new year, typically January or February once indicative full-year financial and operating results are available, the Compensation Committee determines its final recommendations to the Board regarding base salaries and equity-based incentive awards for the year commencing and annual bonus awards for the year just completed, as well as regarding director compensation for the year commencing.

For the year ended December 31, 2015 and as at the date of this Circular, the members of the Compensation Committee are Michael Winn, Terry Krepiakevich and Richard Zimmer, all of whom are considered independent under the tests prescribed by NI 52-110. Mr. Winn is the Chair of the Compensation Committee. He has been a member of the Compensation Committee of the Corporation since 2006, and a member of the board of directors of a number of publicly-listed companies, including being a member of the Compensation Committees of Lara Exploration Ltd., Reservoir Capital Corp. and Atico

Mining Corporation, and until 2013 he was a member of the Compensation Committee of Sprott Resources Corp. He is the President of Seabord Capital Corp. Mr. Krepiakevich is a member of the board of directors of a number of publicly-listed companies and has over 20 years’ experience as a director and senior executive of a number of publicly-listed international companies, including SouthGobi Resources Ltd., Extreme CCTV Inc. and Maynards Industries Ltd. and accordingly has had extensive dealings with executive compensation matters in such capacities. Mr. Zimmer is a member of the board of directors on several companies including Capstone Mining Corp. and has over 35 years’ experience as a director and senior executive of a number of publicly-listed international companies, including Far West Mining Ltd. and Teck. Through the combined business experiences of its members, including experience with the management of public companies generally and with financial and compensation determination matters in particular, the Board considers the Compensation Committee to possess the skills and experience necessary to make decisions on the suitability of the Corporation’s compensation policies and practices.

Role of CEO

During the compensation determination process, the CEO completes a review of the performance of the Corporation’s executive officers as well as certain key employees and non-executive officers over the year just completed. This review entails a qualitative assessment of each individual’s performance, with reference to both the success of the Corporation and the individual’s contribution. The individual’s contribution is qualitatively assessed with reference to a number of key performance indicators as described above under “Elements of Executive Compensation”, and in the context of circumstances and challenges arising through the year. Based on these assessments, the CEO makes a recommendation to the Compensation Committee regarding base salary, annual bonus and equity-based incentive awards, which the Compensation Committee takes into consideration when determining is final recommendations to the Board.

Role of Compensation Consultant

When considered appropriate, the Compensation Committee retains a compensation consultant to provide advice in carrying out its annual compensation determination process. The compensation consultant advises on the selection of comparator companies, as well as on the determination of the appropriate compensation elements and amounts for each of the Corporation’s executive officers, senior managers as well as its directors.

The 2015 financial year proved challenging, as continued declines in silver prices resulted in a decline in the Corporation’s share price. As a result, and as recommended by the CEO, the Compensation Committee determined that senior management salaries would remain frozen for 2016, with the exception of an 8% increase to the CFO’s salary, and no annual bonuses would be awarded for the 2015 year. Furthermore, the tax equalization program that the CEO, COO and VP, Exploration participated in was terminated effective December 31, 2015. Accordingly, the Compensation Committee did not consider it necessary to retain a consultant for the compensation determination process completed in 2015 or 2016.

Aggregate fees for compensation consultants for each of the two most recently completed financial years are summarized as follows:

Financial Year Ended December 31	Executive Compensation-Related Fees	All Other Fees
2015	Nil	Nil
2014	Nil	Nil

Consideration of Risks Associated With Compensation Policies and Practices

The Board is responsible, in participation with management, for reviewing and identifying what are perceived to be the principal risks to the Corporation. These risks include but are not limited to those arising from the Corporation’s compensation policies and practices, such as the risk that an executive officer or other employee is incentivized to take inappropriate or excessive risks, or that such policies and practices give rise to any other risks that are reasonably likely to have a material adverse effect on the Corporation. The Board undertakes this review with management on at least an annual basis, and ensures that the Compensation Committee adequately considers risks arising from the Corporation’s compensation policies and practices when determining its recommendations to the Board regarding the compensation of executive officers. No risks have been identified as arising from the Corporation’s compensation policies and practices which are considered reasonably likely to have a material adverse effect on the Corporation.

Policy Regarding Purchase of Financial Instruments to Hedge Equity Based Compensation

The Corporation has adopted a policy expressly forbidding directors and all employees, including executive officers, from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation, other than short-term transactions entered into in connection with the exercise of equity securities such as compensatory stock options.

Determination of Comparator Group

To ensure the Corporation is making appropriately competitive compensation determinations, and with the advice of the compensation consultant, if retained, the Compensation Committee generally identifies a group of comparable peers (the "Comparator Group") for comparative purposes. For the compensation determination process completed in early 2015 the general criteria applied in selecting the Comparator Group were as follows:

(i)	Mining companies with operating mines, primarily in silver and gold;
(ii)	Operating activities primarily in the Americas, ideally with activities in the north (Canada, Alaska);
(iii)	Market capitalization within a range of $50 million to $500 million;
(iv)	An experienced full-time executive team.

Based on those criteria, the following group of 11 comparator companies was determined:

Aurcana Corporation	Orvana Minerals Corp.
Bear Creek Mining Corporation	Sabina Gold & Silver Corp.
Excellon Resources Inc.	Santacruz Silver Mining Ltd.
Great Panther Silver Ltd.	Scorpio Mining Corp.
Kaminak Gold Corporation	Victoria Gold Corp.
NovaCopper Inc.

For the same reason that a compensation consultant was not retained, it was not necessary to reference the Comparator Group for the compensation determination process completed in early 2016 other than in respect of the New Plan Resolution (see "Particulars of Matters to be Voted Upon – Adoption of New Equity Compensation Plan").

Executive Compensation

Determination of Executive Compensation for 2015

During 2015, operating results within the environmental services business were reasonably strong, and the Corporation’s exploration efforts through the year were particularly successful. Externally, 2015 saw a broad deterioration in silver prices and the mining sector in general. Share prices of the Comparator Group were impacted negatively as whole over the year, the negative impact on the Corporation’s share price was in line with the market. In this context, and as recommended by the CEO, the Compensation Committee recommended to the Board that no base salary increases be given to the CEO, COO, CFO and Vice President, Exploration for 2015. For long-term incentive purposes, the Compensation Committee recommended the granting of equity-based compensation awards to each of the executive officers, in the form of both stock options and RSUs. All recommendations of the Compensation Committee were accepted and approved by the Board.

Summary Compensation Table

The following table sets forth information concerning compensation to each of the Named Executive Officers during the three most recently completed financial years:

NEO Name And Principal Position	Year	Salary ($)(1)	Share- Based Awards ($)(2)	Option Based Awards ($)(3)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)(4)	Total Compensation ($)
					Annual Incentive Plans ($)	Long- Term Incentive Plans ($)
Clynton R. Nauman President and CEO	2015 2014 2013	434,792 375,564 386,717	30,000 Nil 262,104	110,103 116,250 162,750	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	48,537 63,571 51,459	623,432 555,385 863,030
Michael Clark CFO(5)	2015 2014	185,000 7,708	21,000 Nil	29,361 10,150	Nil Nil	Nil Nil	Nil Nil	4,067 460	239,428 18,318
Bradley Thrall COO	2015 2014 2013	327,372 282,778 291,175	21,000 Nil 152,894	73,402 69,750 108,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	56,883 74,883 111,320	478,657 427,410 663,889
David Whittle Former CFO (5)	2015 2014 2013	Nil 214,667 247,333	Nil Nil 152,894	Nil 69,750 108,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 11,167 12,474	Nil 295,584 521,201
Alan McOnie Vice President, Exploration	2015 2014 2013	196,000 210,000 252,000	9,000 Nil 65,526	44,051 69,750 75,950	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	19,365 Nil Nil	268,406 279,750 393,476

(1)

Salary is paid in US currency to Clynton Nauman (USD$340,000) and Bradley Thrall (USD$256,000). The exchange rates used to convert the amounts to Canadian currency for the 2015, 2014 and 2013 financial years were US$1.00 = C$1.2788, US$1.00 = C$1.1046 and US$1.00 = C$1.0301, respectively.

(2)

This column includes the grant date fair value of RSUs awarded by the Corporation to the Named Executive Officers during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were determined by reference to the share price of the Corporation at the date of grant.

This fair value determination method has been used because it is the same model the Corporation uses to value RSUs for financial reporting purposes. The grant date fair value of the award for the 2015 financial year was $0.60 per RSU. The grant date fair value of the award for the 2013 financial year was $4.37 per RSU.

(3)

This column includes the grant date fair value of all options granted by the Corporation to the Named Executive Officers during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were estimated using the Black-Scholes option pricing model. The grant date fair values of all options granted during the 2015 financial year were estimated by assuming a risk-free interest rate of 0.6% per annum, an expected life of options of 4 years, an expected volatility of 67%, an expected forfeiture rate of 3% and no expected dividends. The grant date fair values of all options granted during the 2014 financial year were estimated by assuming a risk-free interest rate ranging from 1.2% to 1.4% per annum, an expected life of options of 4 years, an expected volatility ranging from 65% to 67%, an expected forfeiture rate of 4% and no expected dividends. The grant date fair values of all options granted during the 2013 financial year were estimated by assuming a risk-free interest rate of 1.4% per annum, an expected life of options of 4 years, an expected volatility of 70%, an expected forfeiture rate of 4% and no expected dividends. The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an option valuation model, and because it is the same model the Corporation uses to value options for financial reporting purposes.

(4)

Included in “All Other Compensation” are the amounts paid each year under the Corporation’s tax equalization policy, as well as RRSP and 401K contributions, vehicle allowances and parking fees paid by the Corporation.

(5)	On December 15, 2014, David Whittle resigned as CFO and Michael Clark was appointed CFO.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at December 31, 2015, being the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Clynton R. Nauman President and CEO	80,000 125,000 150,000 60,000 75,000 125,000 375,000	1.65 3.45 7.10 6.92 4.16 1.94 0.60	Feb 19, 2016 Mar 22, 2017 Jan 12, 2018 Jan 24, 2017 Jan 21, 2018 Feb 12, 2019 Feb 11, 2020	- - - - - - -	70,000	32,900	Nil
Michael Clark CFO	35,000 100,000	0.60 0.60	Dec 15, 2019 Feb 11, 2020	- -	35,000	16,450	Nil
Bradley Thrall COO	60,000 75,000 87,500 50,000 50,000 75,000 250,000	1.65 3.45 7.10 6.92 4.16 1.94 0.60	Feb 19, 2016 Mar 22, 2017 Jan 12, 2018 Jan 24, 2017 Jan 21, 2018 Feb 12, 2019 Feb 11, 2020	- - - - - - -	46,667	21,933	Nil
David Whittle Former CFO	60,000	1.65	Feb 20, 2016	-	Nil	Nil	Nil
Alan McOnie Vice President, Exploration	10,000 60,000 40,000 35,000 75,000 150,000	3.45 7.10 6.92 4.16 1.94 0.60	Mar 22, 2017 Jan 12, 2018 Jan 24, 2017 Jan 21, 2018 Feb 12, 2019 Feb 11, 2020	- - - - - -	20,000	9,400	Nil

(1)

The “Value of unexercised in-the money options” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2015, which was $0.47, and the exercise price of the options.

(2)	The “Market or payout value of share-based awards that have not vested” is calculated at the closing price of the Shares on the TSX on December 31, 2015, which was $0.47.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of all incentive plan awards that vested or were earned during the most recently completed financial year, being the year ended December 31, 2015, for each of the Named Executive Officers:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Clynton R. Nauman President and CEO	Nil	14,200	Nil
Michael Clark CFO	Nil	Nil	Nil
Bradley Thrall COO	Nil	8,283	Nil
David Whittle Former CFO	Nil	Nil	Nil
Alan McOnie Vice President, Exploration	Nil	3,550	Nil

(1)	The “Share-based awards – Value vested during the year” is calculated on the closing price of the Shares on the TSX on January 28, 2015 which was $0.71, which was the vesting date.

Pension Plan Benefits

The Corporation does not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Corporation does not have any form of deferred compensation plan.

Employment Contracts with Named Executive Officers

The Corporation entered into current employment agreements (“Executive Employment Agreements”) dated effective January 1, 2007 with Mr. Nauman and Mr. Thrall; dated effective January 24, 2011 with Mr. McOnie and dated effective December 15, 2014 with Mr. Clark.

Except for the specific duties of each Named Executive Officer and other than as set forth below, the material provisions of the Executive Employment Agreements are substantially identical. Each Executive Employment Agreement is for an indefinite period unless terminated by either the Corporation or the respective Named Executive Officer in accordance with the provisions thereof as described below.

As at December 31, 2015 and pursuant to their respective Executive Employment Agreements, Mr. Nauman, Mr. Thrall, Mr. Clark and Mr. McOnie were entitled to annual base salaries, paid semi-monthly, of US$340,000, US$256,000, $185,000 and $252,000, respectively. Such annual base salaries are subject to annual review by the Corporation.

Each Executive Employment Agreement may be terminated by the Corporation upon the Named Executive Officer dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive or 180 non-consecutive days calculated on a cumulative basis over any two year period during the term of the agreement, or voluntarily by the Named Executive Officer with three months’ notice to the Corporation for Mr. Nauman, Mr. Thrall and Mr. McOnie and 2 months’ notice to the Corporation for Mr. Clark. Under each Executive Employment Agreement, in the event of termination by the Corporation without just cause or termination by the Named Executive Officer for unremedied material breach or default of the agreement by the Corporation, or in the event of termination by the Named Executive Officer upon a change of control as further described below, the Named Executive Officer will be entitled to receive a severance payment equal to all compensation (salary plus annual bonus) paid to the Named Executive Officer under the agreement for the previous fiscal year multiplied by a particular factor, and the Corporation shall also continue the Named Executive Officer’s group insurance benefits for 12 months after the date of termination for Mr. Nauman, Mr. Thrall and Mr. McOnie and six months for Mr. Clark. For Mr. McOnie, the multiplying factor is two. For Mr. Nauman and Mr. Thrall, the multiplying factor is two and a half. For Mr. Clark, the multiplying factor is currently one quarter increasing up to one after his period of employment exceeds two years. In the event of termination by the Corporation upon a Named Executive Officer dying or becoming disabled as described above and so long as the Named Executive Officer receives life insurance or long-term disability benefits under the Corporation’s benefit plans, the Named Executive Officer will be entitled to receive his then-current salary for one year. For Mr. Clark, he will be entitled to his then-current salary for one year after serving in his position for a period exceeding two years. If the Named Executive Officer does not receive such benefits, other than for acts of the Named Executive Officer resulting in lawful denial of such coverage, then the Named Executive Officer shall be entitled to receive the amounts due in the event of termination without cause. In the event of termination by the Corporation for just cause, or voluntary termination by the Named Executive Officer, the Named Executive Officer shall not be entitled to receive any incremental payments or benefits.

In the event that a change of control (as defined in the Executive Employment Agreements) of the Corporation occurs, each of the Named Executive Officers may terminate his obligations under the agreement by providing one month’s notice in writing to the Corporation at any time between the 90th day and the 180th day following the date on which there is a change of control.

If a Named Executive Officer’s employment with the Corporation is terminated, and within two years of such termination for Mr. Nauman, Mr. Thrall and Mr. McOnie, and three years for Mr. Clark, the Named Executive Officer acquires directly or indirectly other than from the Corporation or its subsidiaries any present or future interest in any mining claims or properties or mineral interests within 10 kilometres of the external boundaries of any mineral property held by the Corporation during the time the Named Executive Officer was employed by the Corporation, the Named Executive Officer will offer the Corporation, in writing, the right to acquire such interest in exchange for reimbursement of his direct or indirect acquisition costs. The Corporation shall have 30 days after receipt of such offer to accept the offer and 90 days after receipt of such offer to reimburse such costs.

Termination and Change of Control Benefits

For the Named Executive Officers employed by the Corporation as at December 31, 2015, the following table discloses the estimated incremental amounts payable to each Named Executive Officer under a number of termination or change-of-

control circumstances, other than termination by the Corporation for just cause or voluntary termination by the Named Executive Officer. Amounts disclosed in the table below assume that a change of control occurred and/or the Named Executive Officer’s employment was terminated on December 31, 2015, except that for Mr. Nauman and Mr. Thrall, to provide more relevant indicative information, the amounts are based on the particular multiplier of two and a half that became effective January 1, 2014.

	Clynton R. Nauman President and CEO	Michael Clark CFO(3)	Bradley Thrall COO	Alan McOnie Vice President, Exploration
Termination without just cause, for unremedied breach or default by the Corporation, in connection with a change of control, or in event of non- receipt of benefits upon death or disability (1)

Cash severance payment Group insurance benefits Accelerated vesting of option-based awards(2)	$1,123,253 $35,409 -	$185,000 $6,026 -	$895,969 $27,012 -	$504,000 $20,220 -

Total	$1,158,662	$191,026	$922,981	$524,220
Termination upon death or disability where benefits due are received: One year salary	$434,792	$185,000	$327,373	$252,000

(1)	These figures do not include perquisites and other personal benefits where the aggregate amount of such compensation is less than $50,000.
(2)

Under both the 2014 Stock Option Plan and the New Plan, if a bona fide take-over bid is issued that would result in the offeror becoming a control person of the Corporation within the meaning of the Securities Act (British Columbia), all outstanding options immediately become vested for all holders and not just the Named Executive Officers.

(3)	All amounts disclosed for Mr. Clark are calculated on the basis of an assumed term of employment exceeding two years.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the Shares, assuming a $100 investment in the Shares on July 1, 2011, with the S&P/TSX Composite Index, assuming dividend reinvestment.

Over the five most recently completed financial years, changes in compensation levels for the Named Executive Officers have generally been consistent with changes in shareholder value. Compensation for the Named Executive Officers also demonstrates the high level of “at risk” or variable compensation that forms part of the total compensation program for the Corporation’s executives. The level of compensation paid to the Named Executive Officers has been reflective of the significant advancements made at the Corporation’s Keno Hill District properties in the Yukon through 2011 with respect to the transition from exploration and development to production operation at the Bellekeno mine, and the significant exploration success realized in the District through 2015. The compensation for the 2013 year was reduced in recognition of the difficult market conditions experienced. The compensation in 2015 remained unchanged from 2013.

Director Compensation

Determination of Director Compensation for 2015 and 2016

The Corporation’s directors are compensated for their services with an annual fee, as well as by the grant of equity-based incentive awards. Directors are also reimbursed for the cost amount of individual travel and other ancillary expenses incurred in connection with attending Board and Committee meetings. For the 2015 financial year, each director (excluding Mr. Nauman, who is an employee director and is compensated as a Named Executive Officer) received a base annualized fee of $32,000. The Chair of the Board received an additional amount of $16,000 per annum, the Chair of the Audit Committee received an additional amount of $12,000 per annum, and the Chairs of the other Committees each received an additional amount of $6,000 per chair per annum. Each non-employee director also received an RSU award under the Corporation’s RSU Plan.

Effective January 1, 2016, the Board implemented a 26% reduction in director fees for 2016 by reducing the annualized base fee to a flat fee of $32,000 for each director with no additional fees for committee or chairman duties.

The following table sets forth information concerning fees and other compensation provided for the most recently completed financial year, being the year ended December 31, 2015, to the non-employee directors of the Corporation:

Name	Fees earned ($)	Share- based awards ($)(1)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
George Brack(2)	21,333	Nil	Nil	Nil	Nil	Nil	21,333
Terry Krepiakevich	44,000	Nil	Nil	Nil	Nil	Nil	44,000
David H. Searle(2)	16,889	Nil	Nil	Nil	Nil	Nil	16,889
Rick Van Nieuwenhuyse	35,333	Nil	Nil	Nil	Nil	Nil	35,333
Michael D. Winn	46,889	Nil	Nil	Nil	Nil	Nil	46,889
Richard N. Zimmer	38,000	Nil	Nil	Nil	Nil	Nil	38,000

(1)	This column includes the grant date fair value of RSUs awarded by the Corporation to the directors during the financial year. There were no RSUs granted to directors during the year.
(2)	George Brack and David H. Searle did not stand for re-election as Board members at the June 9, 2015 Annual General Meeting.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all share-based and option-based awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the non-employee directors:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Terry Krepiakevich	75,000	3.45	Mar 22, 2017	Nil	35,000	16,450	Nil
Rick Van Nieuwenhuyse	30,000 75,000	1.65 3.45	Feb 19, 2016 Mar 22, 2017	Nil Nil	35,000	16,450	Nil
Michael D. Winn	30,000 75,000	1.65 3.45	Feb 19, 2016 Mar 22, 2017	Nil Nil	35,000	16,450	Nil
Richard N. Zimmer	Nil	Nil	Nil	Nil	35,000	16,450	Nil

(1)

The “Value of unexercised in-the money options” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2015, which was $0.47, and the exercise price of the options.

(2)	The “Market or payout value of share-based awards that have not vested” is calculated based on the closing price of the Shares on the TSX on December 31, 2015, which was $0.47.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of all incentive plan awards that vested or were earned during the most recently completed financial year, being the year ended December 31, 2015, for each of the non-employee directors:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
George Brack(1)	Nil	14,883	Nil
Terry Krepiakevich	Nil	13,316	Nil
David H. Searle(1)	Nil	13,316	Nil
Rick Van Nieuwenhuyse	Nil	13,316	Nil
Michael D. Winn	Nil	13,316	Nil
Richard N. Zimmer	Nil	14,883	Nil

(1)	George Brack and David H. Searle did not stand for re-election as Board members at the June 9, 2015 Annual General Meeting.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth information with respect to the Corporation’s compensation plans under which equity securities were authorized for issuance as at December 31, 2015, being the end of the most recently completed financial year.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,444,497	$3.20	2,516,645
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	4,444,497	$3.20	2,516,645

Existing Equity Incentive Plans

2014 Stock Option Plan

The Corporation’s current stock option plan (the “2014 Stock Option Plan”) was approved by the Corporation’s shareholders at the annual general meeting of the shareholders held on June 10, 2014. The purpose of the 2014 Stock Option Plan is to attract and motivate directors, officers, employees and service providers of the Corporation and its subsidiaries (the “Optionees”) and thereby advance the Corporation’s interests by affording such persons with an opportunity to acquire an equity interest in the Corporation through the stock options. The granting of such options is intended to align the interests of such persons with that of the Shareholders. The 2014 Stock Option Plan authorizes the Board (or Compensation Committee, if such authority is so delegated by the Board) to grant stock options to the Optionees on the following terms:

1.

The 2014 Stock Option Plan is a rolling plan, which means the maximum number of securities issuable is set at a fixed percentage of the Corporation’s issued and outstanding securities from time to time. As such, the plan limit will automatically increase as the number of the Corporation’s issued and outstanding Shares increases. Pursuant to the 2014 Stock Option Plan, the number of Shares subject to each stock option is determined by the Board (or Compensation Committee) provided that the maximum number of Shares which may be made subject to stock options shall not exceed 9% of the total number of Shares then outstanding on a non-diluted basis, subject to adjustment in the event of changes in Shares by reasons such as stock dividend, consolidation, subdivision or reclassification or in the event of amalgamation, consolidation or merger of the Corporation. Furthermore, the 2014 Stock Option Plan, together with all other previously established or proposed security-based compensation arrangements, may not result in:

(a)	the number of Shares of the Corporation reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

(b)	the issuance to insiders of the Corporation of a number of Shares of the Corporation exceeding, within a one year period, 10% of the outstanding issue;

(c)	the issuance to any one insider of the Corporation, and such insider’s associates, of a number of Shares of the Corporation exceeding, within a one year period, 5% of the outstanding issue; or

(d)	the number of Shares of the Corporation reserved for issuance pursuant to stock options granted to any one Optionee exceeding 5% of the outstanding issue.

The outstanding issue is determined on the basis of the number of Shares of the Corporation outstanding immediately prior to any proposed stock option grant, excluding Shares issued pursuant to share compensation arrangements over the preceding one-year period.

2.

The maximum grant-date fair value (equal to the accounting fair value determined in respect of option granting for the Corporation’s annual financial reporting purposes) of stock options granted to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $100,000, provided that no further Shares may be made subject to stock options granted to any non-employee director of the Corporation to the extent the number of Shares reserved for issue pursuant to stock options granted to non-employee directors of the Corporation as a group is more than 1% of the number of Shares then outstanding.

3.

The 2014 Stock Option Plan is an evergreen plan, which means that when an option is exercised, additional options become available for future grant under the plan because each exercise reduces the number of Shares that are subject to stock options and increases the outstanding Shares of the Corporation. Also, if any stock options are surrendered, terminate or expire without being exercised in whole or in part under the 2014 Stock Option Plan, the Shares which were the subject of such stock options may again be made subject to a stock option.

4.	The exercise price of an option may not be set at less than the closing price of the Shares of the Corporation on the TSX on the trading day immediately preceding the date of grant of the option.

5.

The options may be exercisable for a maximum period of five years, subject to extension during a black-out period as described below, such period and any vesting schedule to be determined by the Board (or Compensation Committee) of the Corporation, and are non-assignable, except in certain circumstances.

6.

The options can be exercised by the Optionee as long as the Optionee is a director, officer, employee or service provider to the Corporation or its subsidiaries; or within a period of not more than 30 days after ceasing, for any reason other than for cause or by virtue of death, to be a director, officer, employee or service provider (or such longer period as may be contained in an employment agreement); or, if the Optionee dies, within one year from the date of the Optionee’s death.

7.	On the receipt of a takeover bid or change of control, any unvested options shall be immediately exercisable.

8.	The Board may from time to time in its absolute discretion, modify and change the provisions of a stock option or the 2014 Stock Option Plan without obtaining approval of Shareholders to:

(a)

implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of Shares from the number of Shares reserved under the 2014 Stock Option Plan; and

(b)	make any other amendments of a non-material administrative nature which are approved by the TSX.

All other amendments will require approval of Shareholders and the TSX.

9.

Any outstanding stock options with an expiry date occurring during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is 10 trading days following the end of the black-out period.

As of April 29, 2016, there are currently 5,939,497 stock options issued and outstanding under the Stock Option Plan, representing 7.7% of the Corporation’s issued and outstanding Share capital. As at April 29, 2016, the Corporation can issue stock options for an additional 1,025,695 Shares under the Stock Option Plan, representing 1.3% of the Corporation’s issued and outstanding Share capital.

See “Particulars of Matters to be Voted Upon – Adoption of New Equity Incentive Plan”.

2014 RSU Plan

The Corporation’s current restricted share unit plan (the “2014 RSU Plan”) was approved by the Corporation’s shareholders at the annual general meeting of the shareholders held on June 10, 2014. It replaced the Corporation’s previous RSU plan (the “Old RSU Plan”). Similar to a stock option plan, the purpose of the 2014 RSU Plan is to attract and motivate directors, officers, employees of and consultants of the Corporation and thereby advance the Corporation’s interests by affording such persons with an opportunity to acquire an equity interest in the Corporation through the awarded RSUs. Awards of RSUs are generally intended for directors, senior management and key employees.

Under the Old RSU Plan, the settlement of RSU awards could only be by cash payment or by Shares purchased on the open market by an employee benefit plan trustee (the “RSU Plan Trustee”) using funds provided by the Corporation. By contrast, the 2014 RSU Plan permits RSU awards to be settled through cash payment, Share issuance from treasury, Share purchase in the open market, or a combination of the foregoing at the Corporation’s discretion.

The 2014 RSU Plan allows the Board (or a committee appointed by the Board) to grant awards of RSUs on the following terms:

1.

The Board may make grants of RSUs to officers, directors, employees or consultants of the Corporation who have been designated by the Corporation for participation in the 2014 RSU Plan and who have agreed to participate (“RSU Participants”).

2.	The Board may not make grants of RSUs during a blackout period.

3.

Unless otherwise approved by the Board, an RSU will vest as to 33 1/3% on the first, second and third anniversary dates of the grant date, provided that all RSUs granted under a particular award shall vest on or before December 31 of the calendar year which is 3 years following the calendar year in which the service was performed in respect of which the particular award was made.

4.	On each payout date, awards of vested RSUs can be settled, at the sole discretion of the Corporation, by:

(a)	a cash payment equal to the number of vested RSUs credited to the RSU Participant’s account multiplied by the fair market value of a Share on the vesting date;

(b)	the issuance of Shares from treasury;

(c)	Shares purchased in the open market by the RSU Plan Trustee; or

(d)	a combination of the foregoing.

The fair market value of a Share is the weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the vesting date.

Awards granted before the effective date of the 2014 RSU Plan may only be settled by cash or Shares purchased on the open market. Such awards may not be settled by Shares issued from treasury.

5.	The 2014 RSU Plan provides the following restrictions on issuances:

(a)	The aggregate number of Shares that may be issued from treasury pursuant to the 2014 RSU Plan cannot exceed 650,000 Shares.

(b)

The maximum number of Shares issuable to insiders, together with Shares issued pursuant to the 2014 RSU Plan and any other security based compensation arrangements of the Corporation, shall not exceed 10% of the outstanding Shares. In addition, the maximum number of Shares issued to insiders from treasury under the 2014 RSU Plan, together with the 2014 RSU Plan and the Corporation’s other security based compensation arrangements, within one year, shall not exceed 10% of the total outstanding Shares.

(c)

The maximum aggregate grant date fair value (equal to the accounting fair value so determined) of awards under the 2014 RSU Plan, together with the Corporation’s other security based compensation arrangements, to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $150,000 (provided no further awards under the 2014 RSU Plan may be made to any non- employee director to the extent the number of awards issuable pursuant to the 2014 RSU Plan, excluding awards granted on or before the effective date of the 2014 RSU Plan, together with any awards issuable pursuant to the Corporation’s other security based compensation arrangements, to non-employee directors as a group is more than 1% of the Shares then outstanding).

6.

If an RSU Participant ceases to be an eligible participant under the 2014 RSU Plan due to termination with cause or voluntary termination by the RSU Participant, all unvested RSUs previously credited to the participant’s account shall be terminated and forfeited as of the termination date. If an RSU Participant ceases to be an eligible participant under the 2014 RSU Plan due to termination without cause, death, total or permanent long-term disability or retirement, any unvested RSUs previously credited to the RSU Participant’s account will continue to vest in accordance with their terms or, at the discretion of the Board, be terminated and forfeited as of the termination date.

7.

In the event the Corporation pays a dividend on the Shares subsequent to the granting of an RSU award, the number of RSUs relating to such award shall be increased by an amount equal to: (i) the product of the aggregate number of RSUs held by the RSU Participant and the per Share amount of such dividend, divided by (ii) the fair market value (defined above) of a Share calculated as of the payment date.

8.	The RSUs are not assignable.

9.	The Board may from time to time in its absolute discretion make amendments of a non-material administrative nature to the 2014 RSU Plan without obtaining approval of Shareholders provided that:

(a)	no such amendment causes the RSU Plan to cease to be subject to paragraph (k) of the definition “salary deferral arrangement” as contained in the Income Tax Act (Canada); and

(b)	any amendment shall be subject to approval of the TSX.

As at April 29, 2016 there are 49,466 RSUs outstanding under the 2014 RSU Plan and Old RSU Plan. Of the 49,466 RSUs available, 29,997 are under the Old RSU Plan, which were Shares purchased on the open market and are currently held by employee benefit plan trustee. The remaining 19,469 are available under the 2014 RSU Plan and can be settled by the payment of cash, Shares issued from treasury, Shares purchased on the open market or a combination thereof.

See “Particulars of Matters to be Voted Upon – Adoption of New Equity Incentive Plan”.

CORPORATE GOVERNANCE PRACTICES

TSX listed companies are required to describe, on an annual basis, their practices and policies with regards to corporate governance by way of a corporate governance statement contained in the Corporation’s annual report or information circular. The disclosure is required to be made pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, and the guidelines contained in National Policy 58-201 Corporate Governance Guidelines, against which the Corporation has reviewed its own corporate governance practices. In certain cases, the Corporation’s practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Corporation at its current stage of development and therefore these guidelines have not been adopted.

Independence of the Board

The Corporation’s Board currently consists of five directors, four of whom the Corporation believes to be independent as at the date of this Circular based upon the tests for independence set forth in NI 52-110. Mr. Nauman is not independent as he is the President and Chief Executive Officer of the Corporation. The Board’s current non-executive Chair, Mr. Winn, is considered an independent director.

The independent directors exercise their responsibilities for independent oversight of management through their position of parity on the Board. The Board follows a practice of having the non-executive directors meet in camera, without management being in attendance, as a standing agenda item for every Board meeting. Also, to further facilitate open and candid discussion among its independent directors, and to facilitate the Board’s exercise of independent judgment in carrying out its responsibilities, the Board encourages the Corporation’s independent directors to meet at any time they consider necessary without any members of management or non-independent directors being present. The Corporation’s auditors, legal counsel and employees may also be invited to attend meetings. In addition, a standing agenda item for every meeting of the Audit Committee, which is composed entirely of independent directors, is for the Committee to meet with the Corporation’s auditors in camera, without management being in attendance.

Board Mandate

The Board has adopted a written mandate, a copy of which is attached as Schedule “B” hereto. The role of the Board is to supervise management and to approve major and strategic decisions. The Board relies on management for periodic reports, and to provide the support and information necessary to enable the Board to fulfil its obligations effectively. Major matters are to be analysed in reports prepared by management and submitted to the Board for its approval. All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board.

The Board also meets to plan for the future growth of the Corporation; identify risks of the Corporation’s business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; ensure timely disclosure of material transactions; review and, if thought fit, approve opportunities as presented by management; and provide guidance to management. Frequency of Board meetings as well as the nature of agenda items change depending upon the state of the Corporation’s affairs and in light of opportunities or risks that the Corporation faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

Board Chair

The Chair of the Board is a non-executive position, currently held by Mr. Winn who is considered an independent director. Under written terms of reference adopted by the Board, the Chair is responsible for managing the Board and ensuring it carries out its responsibilities effectively, independently of management and in the long-term best interests of the Corporation. The Chair acts as a liaison between management and the Board and as the primary representative and spokesperson for the Board, and promotes effective relations with Shareholders, other stakeholders and the public. The Chair provides leadership to and, with the N&CG Committee, assists the Board in understanding and meeting its obligations and responsibilities, including those relating to the Mandate of the Board of Directors and other corporate governance matters, and in assessing the Board’s success in meeting its obligations. The Chair is also responsible for overseeing the performance of the CEO and senior management and leading the Board’s review of the CEO’s performance, as well as providing leadership to, and acting as a sounding board and advisor for, the CEO.

Position Descriptions

The Board has developed a written position description for the Chair of the Board. The Board has also developed general terms of reference for Committees which include descriptions of roles and responsibilities for the chairs of Committees. While the Board has not developed a written position description for the Chief Executive Officer, the Board delineates the role and responsibilities of the Chief Executive Officer through reference to industry norms and past practice, and through reference to the terms of his employment agreement with the Corporation.

Board Committees

In addition to its Audit, Compensation and N&CG Committees, the Corporation has an Environmental, Health, Safety & Technical Committee, which, under the supervision of the Board, has overall responsibility for developing and monitoring standards for ensuring a safe and healthy work environment and the protection of the environment and for reviewing the Corporation’s technical work.

The Audit Committee is comprised of three independent Board members, including Terry Krepiakevich (Chair), Michael D. Winn and Richard Zimmer. The N&CG Committee is comprised of three independent Board members, including Rick Van Nieuwenhuyse (Chair), Michael D. Winn and Terry Krepiakevich. The Compensation Committee is comprised of three independent Board members, including Michael D. Winn (Chair), Terry Krepiakevich and Richard Zimmer. The Environmental, Health, Safety & Technical Committee is comprised of a majority of independent Board members, including Richard N. Zimmer (Chair), Rick Van Nieuwenhuyse and Clynton R. Nauman.

All Committees are accountable to the full Board.

Attendance at Board and Committee Meetings

The following table contains the attendance record of each director for all Board and Committee meetings since the beginning of the most recently completed financial year, being the year ended December 31, 2015:

Name of Director	Board	Audit	Compensation	Nominating & Corporate Governance	Environmental, Health, Safety & Technical	Total
Clynton R. Nauman	10 out of 10	n/a	n/a	n/a	3 out of 3	13 out of 13 (100%)
George Brack (1)	3 out of 3	2 out of 2	5 out of 5	1 out of 1	n/a	11 out of 11 (100%)
Terry Krepiakevich	10 out of 10	5 out of 5	n/a	1 out of 1	n/a	16 out of 16 (100%)
David H. Searle (1)	1 out of 3	n/a	5 out of 5	n/a	1 out of 1	7 out of 9 (78%)
Rick Van Nieuwenhuyse(1)	10 out of 10	n/a	n/a	2 out of 2	3 out of 3	15 out of 15 (100%)
Michael D. Winn	10 out of 10	4 out of 5	5 out of 5	2 out of 2	n/a	20 out of 21 (95%)
Richard N. Zimmer	10 out of 10	3 out of 3	n/a	n/a	3 out of 3	16 out of 16 (100%)

(1)	George Brack and David H. Searle did not stand for re-election as Board members at the June 9, 2015 Annual General Meeting.

Assessments

The Board, on at least an annual basis, reviews the performance and effectiveness of the Board, its Committees and individual directors. The N&CG Committee is responsible for assessing on at least an annual basis the overall effectiveness of the Board as a whole, each of the Committees (other than the N&CG Committee itself, which is evaluated by the full Board), the Chair of the Board and individual directors. Each Committee is requested to complete a self-assessment of its performance, and formal surveys are conducted with each of the individual directors. As part of the assessments, the Board or the individual Committee may review their respective mandate or charter and conduct reviews of applicable corporate policies. The N&CG Committee reports the results of its assessments to the full Board, which report the Board takes into consideration when completing its overall performance and effectiveness reviews. In addition, the Chair of the Board conducts a one-on-one session with each director to seek candid feedback regarding each other director of the Board, the Board performance and any concerns or issues the director may have, and presents a summary of his findings to the Board as a whole.

Orientation and Continuing Education

The Corporation does not provide formal continuing education to its Board members, but encourages them to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Corporation’s properties. Board members have full access to the Corporation’s records. Advisors are invited to attend Board meetings as appropriate to make presentations and answer questions from time to time.

The N&CG Committee is responsible, among other things, for determining appropriate orientation programs for new Board members. While the Corporation does not have a formal orientation program, new Board members are provided with:

1.	information respecting the functioning of the Board and Committees, including a copy of the Corporation’s Corporate Governance Manual;

2.	access to recent publicly-filed documents of the Corporation;

3.	access to the Corporation’s management, auditors and technical consultants; and

4.	further information as deemed appropriate and desirable by the N&CG Committee on a case-by-case basis.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Corporation and to meet responsibilities to Shareholders. The Board has adopted a written code of business conduct and ethics (the “Code”), which is applicable to all of the Corporation’s directors, officers and employees and which may be viewed by visiting the Corporation’s web site at www.alexcoresource.com as well as under the Corporation’s profile on SEDAR at www.sedar.com. The Board monitors compliance with the Code by requesting that any person who becomes aware of any existing or potential violation of the Code promptly notify the Chair of the Audit Committee or the Corporation’s Ethics Officer. No material change report filed since the beginning of the Corporation’s most recently completed financial year pertains to any conduct of a director or executive officer that constitutes a departure from the Code. The N&CG Committee is responsible (among other things) for overseeing the procedure for monitoring directors’ responsibility and diligence and for determining the independence of directors. Under the Code, as well as under terms of reference for directors that have been developed by the Board, directors are required to exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest. In addition, the Corporation requires that directors who have a material interest declare that interest to the Board and, where applicable, the Committees as well.

Nomination of Directors

The Corporation’s N&CG Committee is comprised solely of directors who are considered independent under the tests prescribed by NI 52-110, and is responsible, among other things, for recommending candidates for nomination, appointment, election and re-election to the Board and its Committees, and for annually assessing Board performance. The N&CG Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives from industries relevant to the business of the Corporation are consulted for possible candidates, and search firms may be retained to the extent the Committee considers appropriate.

Director Share Ownership Requirements

During the financial year ended December 31, 2012, the Board implemented a policy requiring each director to own and hold a minimum of 20,000 Shares, including RSUs but not including any Shares represented by unexercised stock options, with a period of up to three years provided to acquire such ownership position. As at December 31, 2015 and as at April 29, 2016, all directors met this minimum Share ownership requirement.

Compensation

The determination of compensation for the Corporation’s officers and directors is the responsibility of the Board, taking into consideration the recommendations of the Corporation’s Compensation Committee. All of the members of the Compensation Committee must be independent under the tests prescribed by NI 52-110. For further information regarding the process by which compensation is determined for the Corporation’s officers and directors, refer to the Compensation Discussion and Analysis section commencing on page 12, and particularly the sub-heading Role of Compensation Committee.

Director Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for its directors or other mechanisms for Board renewal. The NC&G Committee, on an annual basis, reviews the size, composition, mandate and performance of the Board and the various committees of the Board, and makes recommendations for appointment, removal of directors or other adjustments as appropriate.

The NC&G Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so after consideration of a number of factors, including the significant advantages associated with the continued involvement of long-serving directors who have gained a deep understanding of the Corporation's projects, operations and objectives during their tenure; the experience, corporate memory and perspective of such directors; the professional experience, areas of expertise and personal character of members of the Board; and the current needs and objectives of the Corporation.

Policies Regarding the Representation of Women on the Board

The Corporation has not adopted a written policy relating to the identification and nomination of women directors, as it believes that the interests of the Corporation would be better served by ensuring that new directors are identified and selected from the widest possible group of potential candidates. The goal of this process is to create a Board that, as a whole, consists of individuals with various and relevant career experience, knowledge of the mining industry and financial or other specialized expertise. A formalized written diversity policy governing the identification and selection of potential candidates may unduly restrict the Board's ability to select the best candidate.

Consideration of the Representation of Women in the Director Identification and Selection Process

The N&CG Committee, under the supervision of the Board is responsible for establishing qualifications and skills necessary for an effective Board and for various committees of the Board, including but not limited to factors such as professional experience, particular areas of expertise, personal character, potential conflicts of interest, diversity and other commitments.

Although diversity (which includes diversity in gender, age, ethnicity and cultural background) is one of the factors considered in the Corporation's director identification and selection process, other factors, being professional experience, particular areas of expertise and personal character, are also considered in the director identification and selection process. The N&CG Committee has had considerable discussion regarding gender diversity and the benefits thereof and the Company is committed to gender diversity on the Board, as well as at the senior levels of management. In light of the Corporation's view that candidates should be selected from the widest possible group of qualified individuals, the Board will ensure, in the process of ongoing Board renewal and the continuing search for a diverse mix of talent and competency, that, where possible, new appointments will advance the Company's commitment to diversity. See also “Targets Regarding the Representation of Women on the Board and in Executive Officer Positions” below.

Consideration Given to the Representation of Women in Executive Officer Appointments

The Corporation's views with respect to the representation of women in executive officer positions when making executive officer appointments is the same as its views on the representation of women in the director identification and selection process. In making decisions as to executive officer appointments, the Corporation believes that decisions to hire or promote an individual should be based on that person's professional experience, particular areas of expertise, character and merit. Accordingly, factors including but not limited to the level of representation of women in executive officer positions, professional experience, areas of expertise and personal character are considered when making executive officer appointments.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporation has not adopted a formal target regarding women on the Board or in executive officer positions for the reasons set out above and the Corporation believes that adopting such a target may unduly restrict its ability to select, hire or promote the best candidate for the position in question. However, the Board has informally adopted a target whereby at least 25% of any new candidates considered for Board and Executive Officer Positions will be women.

Number of Women on the Board and in Executive Officer Positions

There are currently no female directors on the Board. The Corporation currently has one female executive officer representing 17% of the Corporation's executive officers

Participation of Directors in Other Reporting Issuers

Certain of the Corporation’s directors are also directors in other reporting issuers (or equivalent), as disclosed in the following table:

Name of Director	Directorship(s) held in other Reporting Issuers
Clynton R. Nauman	NovaGold Resources Inc.
Terry Krepiakevich	Kaizen Discovery Inc.
Rick Van Nieuwenhuyse	NovaCopper Inc. NovaGold Resources Inc.	Tintina Resources Inc. SolidusGold Inc.
Michael D. Winn	Eurasian Minerals Inc. Legend Gold Corp. Atico Mining Corp.	Reservoir Capital Corp. Revelo Resource Corp. Nebo Capital Corp.
Richard N. Zimmer	Capstone Mining Corp.

Interlocking Directorships

The following directors of the Corporation currently serve together on interlocking boards:

Directors serving on Interlocking Boards	Name of other Reporting Issuer
Clynton R. Nauman and Rick Van Nieuwenhuyse	NovaGold Resources Inc.

Audit Committee Information

Detailed information with respect to the Corporation’s audit committee is contained under the heading “Audit Committee Information” in the Corporation’s Annual Information Form dated March 23, 2016 for the year ended December 31, 2015 filed under the Corporation’s profile on SEDAR at www.sedar.com.

OTHER INFORMATION

Indebtedness to Corporation of Directors and Officers

As at April 29, 2016, other than routine indebtedness, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Corporation or its subsidiaries which is owing to the Corporation or its subsidiaries, or which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Corporation or its subsidiaries; or

(ii)

is indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries, in relation to a securities purchase program or other program.

Management Contracts

No management functions of the Corporation are performed to any substantial degree by a person other than the directors or executive officers.

Interest of Certain Persons or Companies in Matters To Be Acted Upon

Except as otherwise disclosed, to the knowledge of the Corporation, no director or executive officer since the commencement of the Corporation’s last completed fiscal year, proposed nominee of management for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting other than the election of directors or appointment of auditors.

Interest of Informed Persons in Material Transactions

No informed person, officer or proposed director and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Corporation.

Additional Information

Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year. Additional information relating to the Corporation, including audited comparative financial statements, MD&A, annual information form and US Form 20-F for its most recently completed financial year, is on the Corporation’s web site at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Shareholders may contact the Corporation at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9 to request, free of charge, hard copies of the Corporation’s audited financial statements and MD&A.

DATED as of this 29th day of April, 2016.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, President and Chief Executive Officer

SCHEDULE “A”

ALEXCO RESOURCE CORP.
EQUITY INCENTIVE PLAN
April 21, 2016

PART 1
PURPOSE

1.1	Purpose

The purpose of this Plan is to secure for the Corporation and its shareholders the benefits inherent in share ownership by the employees and directors of the Corporation and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that equity incentive plans of the nature provided for herein aid in retaining and encouraging employees and directors of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Corporation.

1.2	Available Awards

Awards that may be granted under this Plan include:

(a)	Options; and

(b)	Restricted Share Units.

PART 2
INTERPRETATION

2.1	Definitions

(a)	“Affiliate” has the meaning set forth in the BCA.

(b)	“Award” means any right granted under this Plan, including Options and Restricted Share Units.

(c)	“BCA” means the Business Corporations Act (British Columbia).

(d)	“Blackout Period” means a period in which the trading of Shares or other securities of the Corporation is restricted under the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy, or under any similar policy of the Corporation then in effect.

(e)	“Board” means the board of directors of the Corporation.

(f)	“Cashless Exercise Right” has the meaning set forth in Section 3.5 of this Plan.

(g)	“Change of Control” means the occurrence and completion of any one or more of the following events:

(i) the Corporation shall not be the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Corporation);

(ii) the Corporation shall sell or otherwise transfer, including by way of the grant of a leasehold interest or joint venture interest (or one or more subsidiaries of the Corporation shall sell or otherwise transfer, including without limitation by way of the grant of a leasehold interest or joint venture interest) property or assets (A) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Corporation and its subsidiaries as at the end of the most recently completed financial year of the Corporation or (B) which during the most recently completed financial year of the Corporation generated, or during the then current financial year of the Corporation are expected to generate, more than 50% of the consolidated operating income or cash flow of the Corporation and its subsidiaries, to any other person or persons (other than one or more Designated Affiliates of the Corporation), in which case the Change of Control shall be deemed to occur on the date of transfer of the assets representing one dollar more than 50% of the consolidated assets in the case of clause (A) or 50% of the consolidated operating income or cash flow in the case of clause (B), as the case may be;

(iii) the Corporation is to be dissolved and liquidated;

(iv) any person, entity or group of persons or entities acting jointly or in concert acquires or gains ownership or control (including, without limitation, the power to vote) more than 50% of the Corporation’s outstanding voting securities; or

(v)	as a result of or in connection with: (A) the contested election of directors, or; (B) a transaction referred to in subparagraph (i) above, the persons who were directors of the Company before such election or transaction shall cease to constitute a majority of the directors.

For the purposes of the foregoing, “voting securities” means Shares and any other shares entitled to vote for the election of directors and shall include any securities, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities;

(h)	"Code" means the U.S. Internal Revenue Code of 1986, as amended.

(i)	“Committee” has the meaning attributed thereto in Section 7.1.

(j)	“Corporation” means Alexco Resource Corp., a company continued under the BCA.

(k)	“Deferred Payment Date” for a Participant means the date after the Restricted Period which is the earlier of (i) the date which the Participant has elected to defer receipt of Shares underlying Restricted Share Units in accordance with Section 4.4 of this Plan; and (ii) the Participant’s Separation Date.

(l)	“Designated Affiliate” means subsidiaries of the Corporation designated by the Committee from time to time for purposes of this Equity Incentive Plan.

(m)	“Director Retirement” in respect of a Participant, means the Participant ceasing to hold any directorships with the Corporation, any Designated Affiliate and any entity related to the Corporation for purposes of the Income Tax Act (Canada) after attaining a stipulated age in accordance with the Corporation’s normal retirement policy, or earlier with the Corporation’s consent.

(n)	“Director Termination” means the removal of or failure to re-elect the Eligible Director as a director of the Corporation, a Designated Affiliate and any entity related to the Corporation for purposes of the Income Tax Act (Canada).

(o)	“Effective Date” has the meaning set forth in Section 6.7.

(p)	“Eligible Directors” means the directors of the Corporation or any Designated Affiliate who are, as such, eligible for participation in this Plan.

(q)	“Eligible Employees” means employees (including employees who are officers and directors) of the Corporation or any Designated Affiliate thereof, whether or not they have a written employment contract with Corporation, determined by the Committee; upon recommendation of the Committee, as employees eligible for participation in this Plan. Eligible Employees shall include Service Providers eligible for participation in this Plan as determined by the Committee.

(r)	"Employment Contract" shall mean any contract between the Corporation or any subsidiary of the Corporation and any Eligible Employee or Service Provider relating to, or entered into in connection with, the employment of the Eligible Employee or the engagement of the Service Provider;

(s)	“Existing Incentive Plans” has the meaning set forth in Section 6.1.

(t)	“Fair Market Value” means, with respect to a Share subject to an Award, the volume weighted average price of the Shares on The Toronto Stock Exchange for the five days on which Shares were traded immediately preceding the date in respect of which Fair Market Value is to be determined or, if the Shares are not, as at that date listed on The Toronto Stock Exchange, on such other exchange or exchanges on which the Shares are listed on that date. If the Shares are not listed and posted for trading on an exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine.

(u)	"Incentive Stock Option" means an Option granted to a U.S. Participant that is intended to qualify as an "incentive stock option" within the meaning of section 422 of the Code.

(v)	“Insider” has the meaning set out in the Toronto Stock Exchange Company Manual.

(w)	"Nonqualified Stock Option" means an Option granted to a U.S. Participant that is not an Incentive Stock Option.

(x)	“Option” means an option granted under the terms of this Plan.

(y)	“Option Period” means the period during which an Option is outstanding.

(z)	“Option Shares” has the meaning set forth in Section 3.5 of this Plan.

(aa)	“Optionee” means an Eligible Employee or Eligible Director to whom an Option has been granted under the terms of this Plan.

(bb)	“Participant” means an Eligible Employee or Eligible Director who participates in this Plan.

(cc)	“Plan” means this Equity Incentive Plan, as it may be amended and restated from time to time.

(dd)	“Restricted Period” means any period of time that a Restricted Share Unit is not vested and the Participant holding such Restricted Share Unit remains ineligible to receive the underlying Shares, determined by the Board in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Board, including, but not limited to, circumstances involving death or disability of a Participant.

(ee)	“Retirement” in respect of an Eligible Employee, means the Eligible Employee ceasing to hold any employment with the Corporation or any Designated Affiliate after attaining a stipulated age in accordance with the Corporation’s normal retirement policy, or earlier with the Corporation’s consent.

(ff)	“Restricted Share Unit” or “RSU” has the meaning as ascribed to such term at Section 4.1 of this Plan.

(gg)	“Restricted Share Unit Agreement” has the meaning ascribed to such term in Section 4.2 of this Plan.

(hh)	“Separation Date” means the date that a Participant ceases to hold any employment with the Corporation or any Designated Affiliate due to the Retirement, Termination, Director Retirement or Director Termination, as the case may be, of the Participant.

(ii)	“Service Provider” means any person or company engaged by the Corporation or a Designated Affiliate to provide services for an initial, renewable or extended period of 12 months or more.

(jj)	“Shares” means the common shares of the Corporation.

(kk)	"10% Shareholder" means a person who owns (taking into account the constructive ownership rules under section 424(d) of the Code) more than 10% of the total combined voting power of all classes of shares of the Corporation (or of any parent or subsidiary of the Corporation within the meaning of section 424(e) and 424(f) of the Code).

(ll)	“Termination” means the termination of the employment (or consulting services) of an Eligible Employee with or without cause by the Corporation or a Designated Affiliate or the cessation of employment (or consulting services) of the Eligible Employee with the Corporation or a Designated Affiliate as a result of resignation or otherwise, other than the Retirement of the Eligible Employee.

(mm)	"U.S. Participant" means an Optionee who is a U.S. citizen or a U.S. resident, in each case as defined in the Code.

2.2	Interpretation

(a)	This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(b)	Whenever the Board or Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board or Committee.

(c)	As used herein, the terms “Part” or “Section” mean and refer to the specified Part or Section of this Plan, respectively.

(d)	Where the word “including” or “includes” is used in this Plan, it means “including (or includes) without limitation”.

(e)	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(f)	Unless otherwise specified, all references to money amounts are to Canadian dollars.

PART 3
STOCK OPTIONS

3.1	Participation

The Corporation may from time to time grant Options to Participants pursuant to this Plan. Options granted to U.S.

Participants shall also be subject to Part 9.

3.2	Price

The exercise price per Share of any Option shall be not less than one hundred per cent (100%) of the Fair Market Value on the date of grant.

3.3	Grant of Options

The Board, on the recommendation of the Committee, may at any time authorize the granting of Options to such Participants as it may select for the number of Shares that it shall designate, subject to the provisions of this Plan. The date of grant of an Option shall be the date that the grant was approved by the Board.

Each Option granted to a Participant shall be evidenced by a stock option agreement with terms and conditions consistent with this Plan and as approved by the Board on the recommendation of the Committee (which terms and conditions need not be the same in each case and may be changed from time to time, subject to Section 6.8 of this Plan, and the approval of any material changes by The Toronto Stock Exchange or such other exchange or exchanges on which the Shares are then traded).

3.4	Terms of Options

The Option Period shall be five years from the date such Option is granted or such greater or lesser duration as the Board, on the recommendation of the Committee, may determine at the date of grant, and may thereafter be reduced with respect to any such Option as provided in Section 3.6 hereof covering termination of employment or death of the Optionee; provided, however, that at any time the expiry date of the Option Period in respect of any outstanding Option under this Plan should be determined to occur either during a Blackout Period or within ten business days following the expiry of the Blackout Period, the expiry date of such Option Period shall be deemed to be the date that is the tenth business day following the expiry of the Blackout Period.

Unless otherwise determined from time to time by the Board, on the recommendation of the Committee, Options shall vest and may be exercised (in each case to the nearest full Share) during the Option Period as follows:

(a)	at any time during the first six months of the Option Period, the Optionee may purchase up to 25% of the total number of Shares reserved for issuance pursuant to his or her Option; and

(b)	at any time during each additional six-month period of the Option Period the Optionee may purchase an additional 25% of the total number of Shares reserved for issuance pursuant to his or her Option plus any the Shares 18th not month purchased of the Option in accordance Period, 100% with of the the preceding Option will subsection be exercisable. (a) and this subsection (b) until, after

Except as set forth in Section 3.6, no Option may be exercised unless the Optionee is at the time of such exercise:

(a)	in the case of an Eligible Employee, in the employ (or retained as a Service Provider) of the Corporation or a Designated Affiliate and shall have been continuously so employed or retained since the grant of the Option; or

(b)	in the case of an Eligible Director, a director of the Corporation or a Designated Affiliate and shall have been such a director continuously since the grant of the Option.

The exercise of any Option will be contingent upon the Optionee having entered into an Option agreement with the Corporation on such terms and conditions as have been approved by the Board, on the recommendation of the Committee, and which incorporates by reference the terms of this Plan. The exercise of any Option will, subject to Section 3.5, also be contingent upon receipt by the Corporation of cash payment of the full purchase price of the Shares being purchased.

The maximum grant-date fair value (equal to the accounting fair value determined in respect of option granting for the Corporation’s annual financial reporting purposes) of stock options granted to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $100,000.

3.5	Cashless Exercise Right

Participants have the right (the “Cashless Exercise Right”), in lieu of the right to exercise an Option, to terminate such Option in whole or in part by notice in writing delivered by the Participant to the Corporation electing to exercise the Cashless Exercise Right and, in lieu of receiving the Shares (the “Option Shares”) to which such Option relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:

(a)	subtracting the applicable Option exercise price per Share from the Fair Market Value per Share on the business day immediately prior to the exercise of the Cashless Exercise Right and multiplying the remainder by the number of Option Shares; and

(b)	dividing the product obtained under subsection 3.5(a) by the Fair Market Value per Share on the business day immediately prior to the exercise of the Cashless Exercise Right.

If a Participant exercises a Cashless Exercise Right in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable under this Plan.

3.6	Effect of Termination of Employment or Death

If an Optionee:

(a)	dies during the Option Period, then any outstanding vested Options held by him or her at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the Optionee’s rights under the Option shall pass by the Optionee’s will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Committee, all such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his or her death and only for a period of 12 months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner; and

(b)	ceases to be an Eligible Employee or Eligible Director as a result of Termination for cause, no Option held by such Optionee will, unless otherwise determined by the Board, on the recommendation of the Committee, be exercisable following the date on which such Optionee ceases to be so engaged. If an Optionee ceases to be an Eligible Employee or Eligible Director for any reason other than Termination for cause then, unless otherwise determined by the Board, on the recommendation of the Committee, any vested Options held by such Optionee at the effective date thereof shall become exercisable for a period no more than 3 months thereafter or prior to the expiration of the Option Period in respect thereof, whichever is sooner.

3.7	Effect of Takeover Bid

In the event of a Change of Control, unless otherwise determined by the Board, (i) all Options outstanding shall immediately vest and be exercisable; and (ii) all Options that are not otherwise exercised contemporaneously with the completion of the Change of Control will terminate and expire immediately thereafter.

3.8	Effect of Amalgamation or Merger

Subject to Section 3.7, if the Corporation amalgamates or otherwise completes a plan of arrangement or merges with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation, arrangement or merger if the Participant had exercised his or her Option immediately prior to the record date applicable to such amalgamation, arrangement or merger, and the option price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of this Plan.

PART 4
RESTRICTED SHARE UNITS

4.1	Participants

The Corporation has the right to grant, in its sole and absolute discretion, to any Participant, rights to receive fully paid and non-assessable Shares in the form of restricted share units (“Restricted Share Units”), whereby each Restricted Share Unit will entitle the holder thereof to acquire one Share as a discretionary payment in consideration of past services to the Corporation or as an incentive for future services, subject to the terms of this Plan and with such additional provisions and restrictions as the Board may determine.

4.2	Restricted Share Unit Agreement

Each grant of a Restricted Share Unit under this Plan shall be evidenced by a Restricted Share Unit agreement (a “Restricted Share Unit Agreement”) issued to the Participant by the Corporation. Such Restricted Share Unit Agreement shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions (including without limitation any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) which are not inconsistent with this Plan and which the Board, on the recommendation of the Committee, deems appropriate for inclusion in a Restricted Share Unit Agreement. The provisions of the various Restricted Share Unit Agreements issued under this Plan need not be identical, subject to Section 6.8 of this Plan, and the approval of any material changes by The Toronto Stock Exchange or such other exchange or exchanges on which the Shares are then traded).

4.3	Restricted Period

Concurrent with the granting of Restricted Share Units to a Participant, the Board shall determine, on recommendation from the Compensation Committee, the vesting provisions that will apply to such Restricted Share Units. Unless otherwise determined by the Board, Restricted Share Units will vest as to 33 1/3% immediately and then as to 33 1/3% on each of the first and second anniversary dates of the grant date, provided that all RSUs granted under a particular award shall vest on or before December 31st of the calendar year which is 2 years following the calendar year in which the service was performed in respect of which the particular award was made. In addition, at the sole discretion of the Board, at the time of grant, the Restricted Share Units may be subject to performance conditions to be achieved by the Corporation or a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Units to entitle the holder thereof to receive the underlying Shares. Upon vesting of Restricted Share Units, such Restricted Share Units will be automatically settled through the issuance of an equivalent number of underlying Shares as the number of Restricted Share Units held.

The vesting of any Restricted Share Unit will be contingent upon the Participant having entered into a Restricted Share Unit Agreement with the Corporation on such terms and conditions as have been approved by the Board and which incorporates by reference the terms of this Plan.

4.4	Deferred Payment Date

Participants who are residents of Canada for the purposes of the Income Tax Act (Canada) and not subject to the provisions of the Code may elect to defer to receive all or any part of the Shares underlying Restricted Share Units until one or more Deferred Payment Dates. Any other Participants may not elect a Deferred Payment Date.

4.5	Prior Notice of Deferred Payment Date

Participants who elect to set a Deferred Payment Date must give the Corporation written notice of the Deferred Payment Date(s) not later than thirty (30) days prior to the expiration of the Restricted Period. For certainty, Participants shall not be permitted to give any such notice after the day which is thirty (30) days prior to the expiration of the Restricted Period and a notice once given may not be changed or revoked.

4.6	Retirement or Termination during Restricted Period

In the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of a Participant from all such roles with the Corporation during the Restricted Period, any Restricted Share Units held by the Participant shall terminate and be of no further force or effect as of the Separation Date; provided, however, that the Board shall have the absolute discretion to modify the grant of the Restricted Share Units to provide that the Restricted Period shall terminate immediately prior to the Separation Date.

4.7	Retirement or Termination after Restricted Period

In the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of a Participant from all such roles with the Corporation following the Restricted Period and prior to a Deferred Payment Date, the Participant shall be entitled to receive, and the Corporation shall issue forthwith, the applicable amount of underlying Shares in satisfaction of the vested Restricted Share Units then held by the Participant.

4.8	Death or Disability of Participant

In the event of the death or total disability of a Participant, any Shares underlying Restricted Share Units held by the Participant shall be immediately issued by the Corporation to the Participant or legal representative of the Participant.

4.9	Payment of Dividends

Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Corporation on the Shares, a Participant may be credited with additional Restricted Share Units. The number of such additional Restricted Share Units, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Participant if the Restricted Share Units (including Restricted Share Units in which the Restricted Period has expired but the Shares have not been issued due to a Deferred Payment Date) in the Participant’s account on the dividend record date had been outstanding Shares (and the Participant held no other Shares) by (b) the Fair Market Value of the Shares on the date on which such dividends were paid.

4.10	Change of Control

In the event of a Change of Control, all Restricted Share Units outstanding shall vest immediately and be settled by the issuance of Shares notwithstanding the Restricted Period and any Deferred Payment Date.

PART 5
WITHHOLDING TAXES

5.1	Exercise of Option:

(a)	Exercise: Subject to any restriction on the number or percentage of Shares which may be purchased by the Optionee during any particular time period within the Option Period determined by the Committee, an Option may be exercised by the Optionee in whole at any time, or in part from time to time, during the Option Period, provided however that, except as otherwise specifically provided in section 5.2 or 5.3 hereof or in any Employment Contract, no Option may be exercised unless the Optionee at the time of exercise thereof is:

	(i)	in the case of an Eligible Employee, in the employment of the Corporation or a subsidiary of the Corporation and has been continuously so employed since the date of grant of such option, provided however that a leave of absence with the approval of the Corporation or such subsidiary of the Corporation shall not be considered an interruption of employment for purposes of the Plan;

	(ii)	in the case of an ~~Eligible~~ Insider who is not also an Eligible Employee, a director of the Corporation or a subsidiary of the Corporation and has been such a director continuously since the date of grant of such Option; and

	(iii)	in the case of an Service Provider, engaged in providing services; for the Corporation or an entity controlled by the Corporation and has been so engaged since the date of grant of such Option.

(b)	Payment of Exercise Price: The exercise of any Option shall be contingent upon receipt by the Corporation of payment of the aggregate purchase price for the Shares in respect of which the Option has been exercised. No Optionee or legal representative, legatee or distributee of any Optionee will be, or will be deemed to be, a holder of any Shares with respect to which such Optionee was granted an Option, unless and until certificates for such Shares are issued to such Optionee, or them, under the terms of the Plan. Subject to section 3.5 hereof, upon an Optionee exercising an Option and paying the Corporation the aggregate purchase price for the Shares in respect of which the Option has been exercised, the Corporation shall as soon as practicable issue and deliver a certificate representing the Shares so purchased.

5.2	Withholding Taxes:

Withholding Taxes: The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes or other amounts which the Corporation or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Award including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of any Shares to be issued under this Plan, until such time as the Participant has paid the Corporation or any Designated Affiliate for any amount which the Corporation or Designated Affiliate is required to withhold by law with respect to such taxes or other amounts. Unless alternate arrangements to pay for any withholding tax obligation are agreed to by the Participant and the Corporation prior to the payment date, the Board may adopt administrative rules under this Plan which provide for the automatic sale of Shares (or a portion thereof) in the market upon the issuance of such Shares under this Plan on behalf of the Participant to satisfy withholding obligations under an Award..

5.3	Taxation:

The terms of this New Plan and Restricted Share Units granted hereunder to Participants subject to taxation on employment income under the Code, shall be determined by taking into consideration the provisions applicable to such persons as set forth in Schedule “A” hereto.

PART 6
GENERAL

6.1	Number of Shares

The aggregate number of Shares that may be issued under this Plan (together with any other security-based compensation arrangements of the Corporation in effect from time to time, which for this purpose includes outstanding options from the Corporation’s former 2014 Stock Option Plan and former 2014 Restricted Share Unit Plan (the “Existing Incentive Plans”)) shall not exceed 10% of the outstanding issue from time to time, such Shares to be allocated among Awards and Participants in amounts and at such times as may be determined by the Board from time to time. In addition, the aggregate number of Shares that may be issued and issuable under this Plan (when combined with all of the Corporation’s other security based compensation arrangements, as applicable),

(a)	to Insiders shall not exceed 10% of the Corporation’s outstanding issue from time to time;

(b)	to Insiders within any one-year period shall not exceed 10% of the Corporation’s outstanding issue from time to time; and

(c)	to any one Insider and his or her associates or Affiliates within any one-year period shall not exceed 5% of the Corporation’s outstanding issue from time to time.

The maximum aggregate grant date fair value (equal to the accounting fair value so determined) of awards under this Plan, together with the Corporation’s other security based compensation arrangements, as applicable, to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $150,000.

In no event will the number of Shares that may be issued to any one Participant pursuant to Awards under this Plan (when combined with all of the Corporation’s other security based compensation arrangements, as applicable) exceed 5% of the Corporation’s outstanding issue from time to time.

For the purposes of this Section 6.1, “outstanding issue” means the total number of Shares, on a non-diluted basis, that are issued and outstanding immediately prior to the date that any Shares are issued or reserved for issuance pursuant to an Award.

6.2	Lapsed Awards

If Awards are surrendered, terminated or expire without being exercised in whole or in part, new Awards may be granted covering the Shares not issued under such lapsed Awards, subject to any restrictions that may be imposed by the Toronto Stock Exchange.

6.3	Adjustment in Shares Subject to this Plan

If there is any change in the Shares through the declaration of stock dividends of Shares, through any consolidations, subdivisions or reclassification of Shares, or otherwise, the number of Shares available under this Plan, the Shares subject to any Award, and the exercise price of any Option shall be adjusted as determined to be appropriate by the Board, and such adjustment shall be effective and binding for all purposes of this Plan.

6.4	Transferability

Any Awards accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant all Awards may only be exercised by the Participant.

Awards are non-transferable except by will or by the laws of descent and distribution.

6.5	Employment

Nothing contained in this Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Corporation or any Affiliate, or interfere in any way with the right of the Corporation or any Affiliate to terminate the Participant’s employment at any time. Participation in this Plan by a Participant is voluntary.

6.6	Record Keeping

The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant;

(b)	the number of Awards granted to each Participant and relevant details regarding such Awards; and

(c)	such other information as the Board may determine.

6.7	Necessary Approvals

The issue of Shares under this Plan is prohibited until the date that the Corporation obtains approval of this Plan (a) by an ordinary resolution passed at a meeting of the shareholders of the Corporation; and (b) by the Toronto Stock Exchange (collectively, the “Effective Date”). Notwithstanding the foregoing, the Board may issue Awards prior to the Effective Date, with all such Awards subject to the following additional restrictions unless and until the occurrence of the Effective Date: (a) all Awards will be prohibited from being converted, exercised or exchanged for Shares; (b) all Awards will terminate upon a Change of Control or upon either the shareholders of the Corporation or the Toronto Stock Exchange failing to approve this Plan.

6.8	Amendments to Plan

The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate this Plan or any Award granted under this Plan without shareholder approval, including, without limiting the generality of the foregoing: changes of a clerical or grammatical nature, changes to the cashless exercise right provisions, and any other non-material administrative matter relating to this Plan and the Awards that may be granted hereunder, provided however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b)	no amendment to this Plan or to an Award granted hereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;

(c)	the expiry date of an Option Period in respect of an Option shall not be more than ten years from the date of grant of an Option except as expressly provided in Section 3.4;

(d)	the Directors shall obtain shareholder approval of:

	(i)	any amendment to the number of Shares specified in subsection 6.1;

	(ii)	any amendment to the limitations on Shares that may be reserved for issuance, or issued, to Insiders; or

	(iii)	any amendment that would reduce the exercise price of an outstanding Option other than pursuant to section 6.3;

	(iv)	any amendment that would extend the expiry date of the Option Period in respect of any Option granted under this Plan except as expressly contemplated in subsection 3.4;

	(v)	any amendment to eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation;

	(vi)	any amendment which would permit options granted under this Plan to be transferable or assignable other than for normal estate settlement purposes; and

	(vii)	any amendment to the plan amendment provisions.

If this Plan is terminated, the provisions of this Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award or any rights pursuant thereto remain outstanding and, notwithstanding the termination of this Plan, the Board shall remain able to make such amendments to this Plan or the Award as they would have been entitled to make if this Plan were still in effect.

6.9	No Representation or Warranty

The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

6.10	Compliance with Applicable Law, etc.

If any provision of this Plan or any agreement entered into pursuant to this Plan contravenes any law or any order, policy, bylaw or regulation of any regulatory body or stock exchange having authority over the Corporation or this Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.11	Term of the Plan

This Plan shall remain in effect until it is terminated by the Board. This Plan and all Awards issued hereunder will terminate immediately without any further action if the shareholder resolution required to trigger the Effective Date is not approved by the shareholders or if the Toronto Stock Exchange determines not to approve this Plan.

PART 8
ADMINISTRATION OF THIS PLAN

8.1	Administration by the Committee

(a)	Unless otherwise determined by the Board, this Plan shall be administered by the Compensation Committee (the “Committee”) appointed by the Board and constituted in accordance with such Committee’s charter.

(b)	The Committee shall have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan, to:

	(i)	adopt and amend rules and regulations relating to the administration of this Plan and make all other determinations necessary or desirable for the administration of this Plan. The interpretation and construction of the provisions of this Plan and related agreements by the Committee shall be final and conclusive. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry this Plan into effect and it shall be the sole and final judge of such expediency; and

	(ii)	otherwise exercise the powers delegated to the Committee by the Board and under this Plan as set forth herein.

8.2	Board Role

(a)	The Board, on the recommendation of the Committee, shall determine and designate from time to time the individuals to whom Awards shall be made, the amounts of the Awards and the other terms and conditions of the Awards.

(b)	The Board may delegate any of its responsibilities or powers under this Plan to the Committee, provided that the grant of all Awards under this Plan shall be subject to the approval of the Board. No Award shall be exercisable in whole or in part unless and until such approval is obtained.

(c)	In the event the Committee is unable or unwilling to act in respect of a matter involving this Plan, the Board shall fulfill the role of the Committee provided for herein.

PART 9
TRANSITION

9.1	Previously Granted Stock Options and Restricted Share Units

As of the Effective Date, this Plan replaces the Existing Incentive Plans. Any stock options and RSUs granted by the Corporation pursuant to the Existing Incentive Plans shall continue to be governed by and subject to the terms of the Existing Incentive Plans.

PART 10
OPTIONS GRANTED TO U.S. PARTICIPANTS

10.1	Maximum Number of Common Shares for Incentive Stock Options. Notwithstanding any other provision of this Plan to the contrary, the number of Shares available for granting Incentive Stock Options under the Plan may not exceed 7,740,000, subject to adjustment in accordance with Section 6.3 of the Plan and subject to the provisions of section 422 and 424 of the Code.

10.2	Designation of Options. The stock option agreement relating to any Option granted to a U.S. Participant shall specify whether such Option is an Incentive Stock Option or a Nonqualified Stock Option. If no such specification is made, the Option will be (a) an Incentive Stock Option if all of the requirements under the Code are satisfied or (b) in all other cases, a Nonqualified Stock Option.

10.3	Special Requirements for Incentive Stock Options. In addition to the other provisions of this Plan (and notwithstanding any other provision of this Plan to the contrary), the following limitations and requirements will apply to an Incentive Stock Option:

(a)	An Incentive Stock Option may be granted only to employees (including a Director or officer who is also an employee) of the Corporation (or of any parent or subsidiary of the Corporation). For purposes of this

Article Nine, the term "employee" shall mean a person who is an employee for purposes of the Code and the terms "parent" and "subsidiary" shall have the meanings set forth in sections 424(e) and 424(f) of the Code;

(b)	The Corporation will not grant Incentive Stock Options in which the aggregate Fair Market Value (determined as of the date of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (under this Plan and all other plans of the Corporation and of any parent or subsidiary of the Corporation) exceeds US$100,000 or any limitation subsequently set forth in section 422(d) of the Code;

(c)	The exercise price payable per Share upon exercise of an Incentive Stock Option will not be less than 100% of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option; provided, however, that, in the case of the grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, the exercise price payable per Share upon exercise of such Incentive Stock Option will be not less than 110% of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option;

(d)	An Incentive Stock Option will terminate and no longer be exercisable no later than ten years after the date of grant of such Incentive Stock Option; provided, however, that in the case of a grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, such Incentive Stock Option will terminate and no longer be exercisable no later than five years after the date of grant of such Incentive Stock Option;

(e)	If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Corporation (or by any parent or subsidiary of the Corporation) for any reason, whether voluntary or involuntary, other than death, permanent disability or cause, such Incentive Stock Option shall be exercisable by the U.S. Participant (to the extent such Incentive Stock Option was vested on the date of cessation of employment) at any time prior to the earlier of (i) the date that is three months after the date of cessation of employment or (ii) the expiration of the term of such Incentive Stock Option. If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Corporation (or by any parent or subsidiary of the Corporation) because of the death or permanent disability of such U.S. Participant, such U.S. Participant, such U.S. Participant's personal representatives or administrators, or any person or persons to whom such Incentive Stock Option is transferred by will or the applicable laws of descent and distribution, may exercise such Incentive Stock Option (to the extent such Incentive Stock Option was vested on the date of death or permanent disability, as the case may be) at any time prior to the earlier of (i) the date that is one year after the date of death or permanent disability, as the case may be, or (ii) the expiration of the term of such Incentive Stock Option. If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Corporation (or by any parent or subsidiary of the Corporation) for cause, the right to exercise such Incentive Stock Option will terminate on the date of cessation of employment, unless otherwise determined by the Directors. For purposes of this Article Nine, the term "permanent disability" has the meaning assigned to that term in section 422(e)(3) of the Code;

(f)	An Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant's lifetime only by such U.S. Participant;

(g)	An Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned or pledged by such U.S. Participant, except by will or by the laws of descent and distribution; and

(h)	No Incentive Stock Option will be granted more than ten years after the earlier of the date this Plan is adopted by the Board or the date this Plan is approved by the shareholders of the Corporation.

PART 11
UNITED STATES SECURITIES LAWS

11.1	Securities Laws of the United States. Neither the Awards which may be granted pursuant to the provisions of the Plan nor the Shares of the Corporation which may be purchased pursuant to the exercise of Options or which underly the Restricted Share Units have been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or under any securities law of any state of the United States. Accordingly, unless the Award and the Shares have been registered on an effective Form S-8 filed with the Securities and Exchange Commission, any Participant who is granted an Award in a transaction which is subject to the U.S. Securities Act or the securities laws of any state of the United States shall represent, warrant, acknowledge and agree in the award agreement containing the Award granted to the Participant that:

	(a)	the Participant is acquiring the Award and Shares acquired upon the exercise or vesting of such Award as principal and for the account of the Participant;

(b)	in granting the Award and issuing the Shares to the Participant upon the exercise of such Option or vesting of such Restricted Share Unit, the Corporation is relying on the representations and warranties of the Participant contained in the award agreement relating to the Award to support the conclusion of the Corporation that the granting of the Award and the issue of Shares do not require registration under the U.S. Securities Act or to be qualified under the securities laws of any state of the United States;

(c)	each certificate representing Shares issued upon the exercise of such Option or vesting of the Restricted Share Units shall bear the following legends:

"THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH ANY APPLICABLE LOCAL SECURITIES LAWS AND REGULATIONS, OR (C) WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION, PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS."

"THE PRESENCE OF THIS LEGEND MAY IMPAIR THE ABILITY OF THE HOLDER HEREOF TO EFFECT GOOD DELIVERY OF THE COMMON SHARES REPRESENTED HEREBY ON A CANADIAN STOCK EXCHANGE.”

“A CERTIFICATE WITHOUT A LEGEND MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT FOR THE COMMON SHARES OF THE CORPORATION IN CONNECTION WITH A SALE OF THE COMMON SHARES REPRESENTED HEREBY UPON DELIVERY OF THIS CERTIFICATE AND AN EXECUTED DECLARATION BY THE SELLER, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE CORPORATION, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.";

provided that if such Shares are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act the foregoing legends may be removed by providing a written declaration by the holder to the registrar and transfer agent for the Shares to the following effect:

"The undersigned (a) represents and warrants that the sale of the securities of Alexco Resource Corp. (the "Corporation") to which this declaration relates is being made in compliance with Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (b) certifies that (1) the undersigned is not (a) an “affiliate” of the Corporation (as that term is defined in Rule 405 under the U.S. Securities Act, except any officer or director of the Company who is an affiliate solely by virtue of holding such position) (b) a “distributor” as defined in Regulation S or (c) an affiliate of a distributor; (2) the offer of such Securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange, the TSX Venture Exchange, the Canadian Securities Exchange or another “designated offshore securities market”, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such Securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the Securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U. S. Securities Act); (5) the seller does not intend to replace such Securities with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act. The undersigned hereby acknowledges and agrees to the Corporation and its counsel may rely on the representations made herein for purposes of determining whether the sale was made pursuant to the U.S. Securities Act and the U.S. restrictive legend on the certificates representing the Securities may be removed ";

(d)	other than as contemplated by subsection 10.1(c) hereof, prior to making any disposition of any Shares acquired pursuant to any Award which might be subject to the requirements of the U.S. Securities Act, the Participant shall give written notice to the Corporation describing the manner of the proposed disposition and containing such other information as is necessary to enable counsel for the Corporation to determine whether registration under the U.S. Securities Act or qualification under any securities laws of any state of the United States is required in connection with the proposed disposition and whether the proposed disposition is otherwise in compliance with such legislation and the regulations thereto;

(e)	other than as contemplated by subsection 10.1(c) hereof, the Participant will not attempt to effect any disposition of the Shares owned by the Participant and acquired pursuant to the Awards or of any interest therein which might be subject to the requirements of the U.S. Securities Act in the absence of an effective registration statement relating thereto under the U.S. Securities Act or an opinion of counsel satisfactory in form and substance to counsel for the Corporation that such disposition would not constitute a violation of the U.S. Securities Act or any securities laws of any state of the United States and then will only dispose of such Shares in the manner so proposed;

(f)	the Corporation may place a notation on the records of the Corporation to the effect that none of the Shares acquired by the Participant pursuant to Awards shall be transferred unless the provisions of the Plan have been complied with; and

(g)	the effect of these restrictions on the disposition of the Shares acquired by the Participant pursuant to Awards is such that the Participant may not be able to sell or otherwise dispose of such Shares for a considerable length of time in a transaction which is subject to the provisions of the U.S. Securities Act other than as contemplated by subsection 10.1(c) hereof.

Plan approved by the Board effective April 21, 2016

Plan approved by the shareholders of the Corporation effective •, 2016

Effective date of Plan: •, 2016

Schedule “A”
Special Provisions Applicable to Participants Subject to Section 409A of the United States Internal Revenue Code

This schedule sets forth special provisions of the Plan to which this schedule is attached that apply to Participants subject to section 409A of the United States Internal Revenue Code of 1986, as amended. Terms defined in the Plan and used herein shall have the meanings set forth in the Plan, as amended from time to time.

1.1	Definitions

1.1.1	In this Schedule, the following terms have the following meanings:

(a)	“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder;

(b)	“Section 409A” means section 409A of the Code;

(c)	“Separation From Service” shall mean that employment with the Corporation and any entity that is to be treated as a single employer with the Corporation for purposes of United States Treasury Regulation Section 1.409A-1(h) terminates such that it is reasonably anticipated that no further services will be performed;

(d)	“Specified Employee” means a US Taxpayer who meets the definition of “specified employee,” as defined in Section 409A(a)(2)(B)(i) of the Code; and

(e)	“US Taxpayer” means a Participant whose compensation from the Corporation is subject to Section 409A.

2.1	Compliance with Section 409A

2.1.1	Notwithstanding any provision of the Plan to the contrary, it is intended that any payments under the Plan either be exempt from or comply with Section 409A, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Each payment made in respect of Restricted Share Units shall be deemed to be a separate payment for purposes of Section 409A. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan (including any taxes and penalties under Section 409A), and neither the Corporation nor any of its subsidiaries shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any beneficiary) harmless from any or all of such taxes or penalties.

2.1.2	Solely to the extent required by Section 409A, any payment which is subject to Section 409A and which has become payable on or following Separation From Service to any employee who is determined to be a Specified Employee shall not be paid before the date which is six months after such Specified Employee’s Separation From Service (or, if earlier, the date of death of such Specified Employee). Following any applicable six month delay of payment, all such delayed payments shall be made to the Specified Employee in a lump sum on the earliest possible payment date.

2.1.3	A US Taxpayer shall be required to pay to the Corporation, and the Corporation shall have the right and is hereby authorized to withhold, from any cash or other compensation payable under the Plan, or from any other compensation or amounts owing to the US Taxpayer, the amount of any required Applicable Withholding Taxes in respect of amounts paid under the Plan and to take such other action as may be necessary in the opinion of the Corporation to satisfy all obligations for the payment of such withholding and taxes.

3.1	Amendment of Schedule

3.1.1

Notwithstanding Section 6.1 of the Plan, the Board shall retain the power and authority to amend or modify this schedule to the extent the Board in its sole discretion deems necessary or advisable to comply with any guidance issued under Section 409A. Such amendments may be made without the approval of any US Taxpayer.

SCHEDULE “B”

MANDATE OF THE BOARD OF DIRECTORS

GENERAL

This Mandate identifies the specific responsibilities of the Board of Directors of the Company. The Board is responsible for the stewardship of the Company and oversees the management of the business and affairs of the Company to maximize long term financial strength and shareholder value. The Board also sets and oversees policies and standards, including corporate governance principles and guidelines, which promote the integrity of the Company and its officers and employees, and protect the interests of shareholders. The Board may discharge certain of its responsibilities identified in this Mandate by delegating certain duties to committees of the Board and management. The specific duties delegated to each such committee are outlined in the respective charter for each committee.

COMPOSITION

The Chair of the Board should be “independent” as defined in National Instrument 52-110. Where this is not appropriate, an independent director should be appointed to act as “lead director”. The Chair, or lead director if the Chair is not independent, shall act as the effective leader of the Board and shall be responsible to ensure that the Board executes this Mandate effectively, efficiently, and independently of management. Upon resignation of a member of the Board, such vacancy shall be filled by appointment by the Board, taking into consideration the recommendation(s) of the N&CG Committee, as soon as practical.

RESPONSIBILITIES

Leadership and Integrity

To promote leadership and integrity throughout the Company, the Board, with the assistance of the committees as appropriate, selects senior management, directors, officers and advisors who the Board believes will conduct themselves with utmost integrity and will comply with the Board’s directions and policies and applicable laws and regulations. The Board, with the assistance of the N&CG Committee, determines the number of directors, nominates a majority of directors who are independent of management and who have appropriate skills and experience in order to create an effective Board, and selects a director who is independent of management to serve as chair (or lead director) of the Board.

On at least an annual basis, through the appropriate committees, the Board reviews the ongoing performance of management, directors and officers and committees of the Board. In addition, each of the independent members of the committees meet from time to time as necessary, and the independent members of the Board meet at least annually separately from other members of the Board and management, in order to help ensure that the interests of the Company and its shareholders can be considered independently of any contribution from non-independent members of the Board and management.

Strategic Planning

The Board, in consultation with management, annually reviews and approves the strategic plan for the Company and the process for implementing the plan. The Board provides direction to the Chief Executive Officer (“CEO”) and other senior management to ensure the strategic plan set by the Board is followed. The Board receives reports of management on a regular basis throughout the year on the current and proposed operations of the Company and reviews the opportunities of the Company and assesses risks to which the Company is exposed so that the plan can be adjusted where required. At each Board meeting, recent developments that may impact the Company’s strategic plan are reviewed and revisions to the plan and operations are made as required. The Board reviews the human and corporate resources required to achieve the goals of the strategic plan and approves the Company’s annual capital and operating plans, material equity and debt financing, material contracts and material acquisitions and divestitures. All such plans and reports may be orally presented to the Board or may be in written form if so required by the Board.

Dealing with Risks

The Board, on at least an annual basis and in participation with management, reviews and identifies what it perceives to be the principal risks to the Company and reviews management’s plans for monitoring and managing those risks. The Board shall instruct management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized and to implement and monitor appropriate procedures and systems in accordance with normal industry practice and applicable laws and regulations. The Board also reviews the systems in place for managing the risks, including insurance coverage, to determine the adequacy of such risk management systems. The Board may from time to time appoint committees or advisors to assist in assessing different risks.

Succession Planning and Performance Reviews

The Board, through the N&CG Committee, annually identifies the key individuals of the Company and, in consultation with management, determines how best to replace such individuals should the need arise. The Board’s policy is to select individuals who have the required expertise and therefore would require a minimum of training in order to assume their role with the Company. The CEO is assigned the responsibility of ensuring the new person is informed of the Company’s policies and practices and would be instructed to arrange additional training if required.

The CEO has primary responsibility for supervising, reviewing and reporting to the Board, through the Compensation Committee, on the performance of other senior management. The Board also reviews on an annual basis the performance of the CEO against the performance criteria established from time to time.

Communication

The Code of Business Conduct and Ethics governs communication with shareholders and others and reflects the Company’s commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company’s relationship with its shareholders.

Internal Controls and Management Information Systems

The effectiveness of the Board and the success of the Company are tied to the effectiveness and integrity of the Company’s internal control and management information systems. To maintain the effectiveness and integrity of the Company’s financial controls, the Board, through the Audit Committee and the oversight of the Company’s auditors, oversees the implementation and monitoring of internal control and management information systems, takes an active role in overseeing the operations of the Company and assesses information provided by management.

Corporate Governance Principles and Guidelines

The Board has appointed the N&CG Committee which is composed solely of independent directors and which has overall responsibility for developing the Company’s approach to corporate governance. In particular, the Committee is responsible for reviewing legal requirements and trends regarding corporate governance, reviewing the Company’s corporate governance policies, practice and compliance, and monitoring and assessing the functioning of the Board and committees of the Board. The Board has adopted the Company’s Code of Business Conduct and Ethics which sets forth guiding principles for the business operations of the Company. Subject to committee delegation, the Board is responsible for monitoring the Code of Business Conduct and Ethics. Waivers from the Code of Business Conduct and Ethics for the benefit of the directors or executive officers of the Company may be granted only by the Board.

Expectations and Responsibilities of Directors

The Board has adopted Terms of Reference for Directors which set forth the expectations and responsibilities of individual directors. The Terms of Reference for Directors prescribe, among other things, the requirements that directors demonstrate integrity and high ethical standards in the performance of their duties, observe their fiduciary duty to the Company, avoid conflict by reporting to the Board potential or actual conflict situations and advise the Chair of all directorships or other positions held in public and non-public companies, regularly attend and prepare for Board and committee meetings and comply with all applicable laws and regulations, and policies and guidelines established for the Company.

SPECIFIC DUTIES AND TASKS

In addition to the above responsibilities, the Board’s mandate includes the following duties and tasks:

  Reviewing and approving any proposed changes to the Company’s notice of articles or articles.

  Taking responsibility for, and appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, and acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

  Approving payment of distributions to shareholders.

  Approving any offerings, issuances or repurchases of share capital or other securities.

  Approving the establishment of credit facilities and any other long-term commitments.

  Developing clear position descriptions or terms of reference for the Chair of the Board, the Chair of each Board committee and the CEO (which includes delineating management’s responsibilities).

  Developing or approving the corporate goals and objectives that the CEO is responsible for meeting.

  Selecting and appointing, evaluation of and (if necessary) termination of the CEO and CFO, and approving the hiring of any other senior executive or appointment of any corporate officer.

  Succession planning and other human resource issues.

  Approving the compensation of the senior executive officers, including performance bonus plans and stock options (if any).

  Adopting a strategic planning process, approving strategic plans on at least an annual basis, and monitoring performance against such strategic plans.

  Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.

  Reviewing policies and procedures to identify business risks, identifying the principal business risks and ensuring that systems and actions are in place to monitor them.

   Reviewing policies and processes to ensure that the Company’s internal control and management information systems are operating properly.

  Approving the financial statements, MD&A and other continuous disclosure requirements in accordance with applicable laws, and making a recommendation to shareholders for the appointment of auditors.

  Approving the Company’s Code of Business Conduct and Ethics, and other codes, mandates and policies, and monitoring their effectiveness and application.

  Assessing the contribution of the Board, committees and individual directors annually, and planning for succession of the Board and senior management.

  Developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines specifically tailored to the Company and in accordance with all applicable laws and regulations, including any stock exchange upon which the Company’s securities are traded.

BOARD MEETING PROCESS

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

Responsibility for Convening

Regular meetings of the directors may be called and held at such time and at such place as the Board may by resolution from time to time determine. Any director may call a meeting of the Board at any time.

Notice of Meeting

The Chair (or his or her delegate) of the Board shall arrange to provide notice of the time and place of every meeting in writing (including by email or facsimile) to each director at least 24 hours prior to the time fixed for such meeting, provided, however, that a director may in any manner waive a notice of a meeting. Attendance of a director at a meeting constitutes a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

The Chair will also attempt to ensure that an agenda for the meeting and all required materials for review by the members of each committee are delivered to the members with sufficient time for their review.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of directors as the Board may from time to time determine according to the articles of the Company.

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution. A member of the Board will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member dissents.

Minutes of Board meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at in a timely manner after such meeting. Minutes of the meetings of each of the committees meetings will be made available to each Board member.

EFFECTIVE DATE

Adopted by the Board effective November 9, 2011.

SCHEDULE “C”

COMPENSATION COMMITTEE CHARTER

GENERAL

The Compensation Committee, under the supervision of the Board, has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hire, retain and inspire the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and other executive officers (collectively, the “Management”) and certain key employees and non-executive officers below the vice-president level (collectively, the “Non-Management Officers”) and for recommending compensation for directors.

The term “compensation” shall include salary, bonus, stock options, severance arrangements and other compensatory rights or benefits, direct or indirect, as applicable.

COMPOSITION

The Compensation Committee shall be comprised of a minimum of three (3) members, all of whom shall be “independent” directors as defined in section 1.4 of National Instrument 52-110. Upon resignation of a member of the Compensation Committee, such vacancy shall be filled by appointment by the Board as soon as practical.

RESPONSIBILITIES

Subject to the powers and duties of the Board, the Board hereby delegates to the Compensation Committee the following powers and duties to be performed by the Compensation Committee on behalf of and for the Board.

The Compensation Committee shall:

(a)	review on an annual basis, and from time to time as required, and recommend to the Board for approval the compensation for directors who serve on the Board or its committees;

(b)	review from time to time as required and recommend to the Board for approval as necessary the indemnification policies, and director and officer insurance policy, if any, of the Company;

(c)	review on an annual basis, and from time to time as required, and recommend to the Board for approval as necessary the performance targets and corporate goals relevant to Management compensation, and evaluate the performance of Management based on such goals;

(d)	review and recommend to the Board for approval the proposed appointment of any person to Management;

(e)	approve and appoint as necessary from time to time any person to a Non-Management Officer position;

(f)	review on an annual basis, and from time to time as required, and recommend to the Board for approval the compensation for Management, considering all relevant matters including the goals of the Company and the effectiveness of Management in achieving those goals, the skill, qualifications and level of responsibility of Management, and compensation provided by comparative companies;

(g)	approve, determine and review as necessary from time to time the compensation of Non-Management Officers, considering all relevant matters including the goals of the Company and the effectiveness of such Non-Management Officers in achieving those goals, the skill, qualifications and level of responsibility of the Non-Management Officers, and compensation provided by comparative companies, provided that such approval and determination shall be subject to any applicable Board policies;

(h)	administer the Company’s stock option plan, employee benefit plans and other compensatory plans adopted by the Company and review and approve benefits to be granted under such plans to Management, and Non-Management Officers as applicable, in accordance with any guidelines established by the Board;

(i)	with the assistance of Management, monitor trends in compensation of directors and management, review and recommend to the Board for approval as necessary the Company’s compensation policies and plans;

(j)	review and recommend to the Board for approval all of the Company’s executive compensation disclosure, including compensation philosophy, before it is publicly disclosed;

(k)	review and recommend to the Board for approval all disclosure regarding the Company’s stock option plans, employee benefit plans and other compensatory plans adopted by the Company that are submitted for shareholder approval;

(l)	review and approve all reports of the Compensation Committee in preparing the annual information circular, annual information form or other filings required in accordance with relevant securities laws as applicable; and

(m)	conduct an annual assessment of its performance and report the results of such assessment to the Board.

It shall be the general policy of the Company not to grant loans to directors, Management or Non-Management Officers.

The Compensation Committee shall have authority to engage outside consultants to review the Company’s compensation program as appropriate.

The Compensation Committee shall conduct a portion of each meeting without the presence of either Management or Non-Management Officers as the Committee deems necessary.

The Compensation Committee shall also have such other powers and duties as are delegated to it by the Board from time to time.

EFFECTIVE DATE

This Charter was implemented by the Board effective November 9, 2011.

CORPORATE HEADQUARTERS	Tel: 604.633.4888	SHARE LISTING INFORMATION
1225 – 555 Burrard St.	Fax: 604.633.4887	NYSE-MKT:AXU	TSX:AXR
Vancouver, BC V7X 1M9	Email: info@alexcoresource.com
Canada	Website: www.alexcoresource.com

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